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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                               AMDAHL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                               AMDAHL CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.05 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                  023905 10 2
                    ((CUSIP) NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                 JOHN C. LEWIS
                      CHAIRMAN OF THE BOARD, PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER
                               AMDAHL CORPORATION
                            1250 EAST ARQUES AVENUE
                        SUNNYVALE, CALIFORNIA 94088-3470
                                 (408) 746-6000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                   Copies to:

                              JOHN W. LARSON, ESQ.
                           RONALD B. MOSKOVITZ, ESQ.
                             MICHAEL S. DORF, ESQ.
                        BROBECK, PHLEGER & HARRISON LLP
                         SPEAR STREET TOWER, ONE MARKET
                      SAN FRANCISCO, CALIFORNIA 94105-1000
                                 (415) 442-0900

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                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9" or this "Statement") relates to an offer by Fujitsu International, Inc., a Delaware corporation and wholly-owned subsidiary of Fujitsu Limited, a Japanese corporation, to purchase all of the Shares (as defined below) of Amdahl Corporation, a Delaware corporation.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Amdahl Corporation, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 1250 East Arques Avenue, Sunnyvale, California 94088-3470. The title of the class of equity securities to which this statement relates is the Company's common stock, par value $.05 per share ("Common Stock" or the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Statement relates to the tender offer (the "Offer") described in the Tender Offer Statement on Schedule 14D-1 dated August 5, 1997 (as amended or supplemented from time to time, the "Schedule 14D-1"), which has been filed by Fujitsu International, Inc., a Delaware corporation (the "Purchaser"), which is a wholly owned subsidiary of Fujitsu Limited, a Japanese corporation (the "Parent"), and the Parent with the Securities and Exchange Commission (the "Commission" or the "SEC"), and in a Rule 13e-3 Transaction Statement on
Schedule 13E-3 dated August 5, 1997 (as amended or supplemented from time to time, the "Schedule 13E-3"), which has been filed by the Parent, the Purchaser and the Company with the SEC, relating to an offer by the Purchaser to purchase all the issued and outstanding Shares at a price of $12.00 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated August 5, 1997, and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer Documents"). The Offer Documents indicate that the principal executive offices of Parent and Purchaser are located at Marunouchi Center Building, 6-1 Marunouchi, 1-Chome, Chiyoda-ku, Tokyo 100, Japan.

     The Offer is being made pursuant to the Agreement and Plan of Merger dated as of July 30, 1997 (the "Merger Agreement"), among the Company, the Parent and the Purchaser. A copy of the Merger Agreement has been filed as Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference in its entirety. Pursuant to the Merger Agreement, following the consummation of the Offer, upon the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger"). In the Merger, each Share outstanding immediately prior to the effective time of the Merger (except for Shares held in the treasury of the Company or by any subsidiary of the Company, Shares registered in the name of the Parent or the Purchaser and Shares held by stockholders who shall have properly demanded and perfected appraisal rights in accordance with Section 262 of the General Corporation Law of the State of Delaware (the "DGCL")) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive $12.00 per Share (or any higher price paid per Share in the Offer), net to the seller in cash, without interest thereon (the "Merger Consideration"), upon the surrender of the certificate formerly representing such Share. The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND.

     a. The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the "Company" and its direct and indirect subsidiaries, viewed as a single entity.

     b. Except as described herein and in Annex A hereto, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (1) the Company and its executive officers, directors or affiliates or (2) the Parent or the Purchaser and their respective executive officers, directors and affiliates.

     (1) Certain Contracts, Agreements, Arrangements or Understandings and any Actual or Potential Conflicts of Interest Between (A) the Company or its Affiliates and (B) the Company and its Executive Officers, Directors or Affiliates. In considering the recommendation of the Board of Directors set forth in Item 4 below, the Company's stockholders (other than the Parent and its affiliates) should be aware that certain members of the Board have interests in the Merger and the Offer which are described in Annex A hereto and which may present them with certain conflicts of interest. The Board of Directors was aware of these potential conflicts and considered them along with the other factors described in Item 4 below.

     (2) Certain Contracts, Agreements, Arrangements or Understandings and any Actual or Potential Conflicts of Interest Between (A) the Company or its Affiliates and (B) the Purchaser and its Executive Officers, Directors or Affiliates. For a description of certain agreements and understandings between the Company, on the one hand, and the Parent or certain affiliates of the Parent, on the other, see the information set forth in Item 4 below.

THE MERGER AGREEMENT

     The following summary of certain provisions of the Merger Agreement is presented only as a summary and is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed, as Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference in its entirety. For purposes of the Merger Agreement, "Subsidiary" was defined as any corporation, partnership, joint venture or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time owned by the Company and/or one or more other direct or indirect Subsidiaries, except that, for purposes of certain representations by the Company, Pebblesoft Learning, Inc. and Network Intelligence, Inc. and their respective subsidiaries are not considered "Subsidiaries."

     The Offer. The Merger Agreement provides for the commencement of the Offer by the Purchaser. The Purchaser's obligation to accept for payment or pay for Shares is subject to the satisfaction of the conditions that are described in
Section 10 hereof, including satisfaction of the condition that the number of shares being validly tendered and not withdrawn prior to the expiration of the Offer which, when added to those Shares held by the Parent as of the expiration of the Offer, represents at least 51% of the outstanding Shares (the "Minimum Condition"). Pursuant to the Merger Agreement, the Parent and the Purchaser expressly reserve the right to waive the Minimum Condition and any of the other conditions to the Offer, to the extent permitted by applicable law, and to make any change in the terms or conditions of the Offer, including without limitation extending the expiration date of the Offer (the "Expiration Date"), provided that the Parent and the Purchaser may not decrease the price per Share or the number of Shares sought, change the form of consideration payable or add additional conditions to the Offer. In addition, the Parent and the Purchaser have agreed that if, at any such scheduled expiration date, any of the conditions to the Offer have not been satisfied or waived, then, upon the written request of the Company based on a reasonable, good faith judgment that the conditions are capable of being satisfied within a certain period, the Parent and the Purchaser shall extend the Expiration Date for such period, not to exceed twenty U.S. business days, and in any event no later than October 31, 1997 (the "Deadline Date").

     The Merger. The Merger Agreement provides that, following the purchase of Shares pursuant to the Offer and upon the terms and subject to the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company, and the separate corporate existence of the Purchaser will cease with the Company continuing as the surviving corporation (the "Surviving Corporation"). The Merger Agreement also provides that (i) the Merger shall close as soon as practicable after satisfaction or waiver of all of the conditions to the Merger set forth in the Merger Agreement, and (ii) on the Merger closing date, the Company, the Parent and the Purchaser will file a Certificate of Merger with the Secretary of State of Delaware in accordance with the DGCL. The Merger shall become effective when the Certificate of Merger is duly filed with the Secretary of State of Delaware or at such time as is agreed by the parties and specified in the Certificate of Merger (the "Effective Time").

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     Effects on Securities; Stock Options and Stock Participation Plan. In the
Merger: (i) each Share of Common Stock, $0.05 par value, of the Purchaser issued and outstanding will be cancelled and retired, and no consideration will be paid or delivered in exchange therefore; (ii) each Share held in the treasury of the Company or by any Subsidiary will be cancelled and retired, and no consideration will be paid or delivered in exchange therefore; (iii) each Share issued and outstanding and registered in the name of the Parent or the Purchaser will not be converted, but will remain outstanding as a validly issued, fully paid and nonassessable share of Common Stock of the Surviving Corporation; and (iv) each Share issued and outstanding (other than Dissenting Shares (as defined below) and those Shares referred to in clauses (ii) and (iii)) will be converted into the right to receive, upon surrender of the certificate evidencing such Share, an amount in cash, without interest, equal to the Offer Price or any higher price paid for each Share in the Offer (the "Merger Consideration"). Shares as to which appraisal rights have been validly exercised pursuant to DGCL Section 262 ("Dissenting Shares") shall not be converted into the right to receive the Merger Consideration, but the holders of such Shares shall be entitled to payment of the appraised value of such Shares in accordance with the provisions of Section 262 of the DGCL.

     Options granted pursuant to the Company's Stock Option Plan (1974) (the "1974 Option Plan") will vest at the Effective Time, in accordance with the terms of that Plan. Pursuant to the Merger Agreement, effective as of the Effective Time, each outstanding stock option under the 1974 Option Plan, the Company's 1994 Stock Incentive Plan (the "1994 Stock Plan") and the Amdahl Corporation Stock Option Plan of DMR Group Inc. (collectively, the "Company Option Plans") will terminate and be canceled, and (i) each holder of a stock option which has vested as of the Effective Time will be entitled to receive from the Company, at the Effective Time, for each Share subject to the then-vested portion of the option, an amount in cash equal to the excess, if any, of the (i) Merger Consideration over the per share exercise price of the option, and (ii) each holder of such a stock option which has not vested as of the Effective Time shall be entitled to receive from the Company, on the date(s) following the Effective Time on which the option would have vested under the applicable Company Option Plan, for each Share subject to the then-vested portion of the option, an amount in cash equal to the excess, if any, of the Merger Consideration over the per share exercise price of the option, plus interest from the Effective Time through the date such option would have vested at 6% per annum, in each case subject to applicable withholding, if any. No optionholder will be entitled to receive any payment in consideration of the termination and cancellation of such option until the optionholder shall have delivered to the Company or the Surviving Corporation a release in form satisfactory to the Parent. The Company has agreed to take all such actions consistent with applicable law and the existing provisions of the Company Option Plans to provide that the right to receive consideration as provided in the Merger Agreement will terminate, if not previously claimed, with respect to each option at the date twelve months from the Effective Time or, in the case of options not vested at the Effective Time, twelve months from the date the option would have vested.

     The Parent and the Company also have agreed that Restricted Stock issued but not vested as of the Effective Time will be canceled as of the Effective Time. In consideration of such cancellation, each holder of a Share of Restricted Stock will be entitled to receive from the Company, on the date(s) following the Effective Time on which the Share of Restricted Stock would have vested under the Company's Restricted Stock Plan, for each Share then vested, an amount in cash equal to the Merger Consideration, plus interest from the Effective Time through the date such Share of Restricted Stock would have vested at 6% per annum, in each case subject to applicable withholding, if any. No holder of Restricted Stock will be entitled to receive any payment in consideration of the cancellation of such Restricted Stock until the holder shall have delivered to the Company or the Surviving Corporation a release in form satisfactory to the Parent. The Company has agreed to take all such actions consistent with applicable law and the existing provisions of the Company's Restricted Stock Plan to provide that the right to receive such consideration will terminate, if not previously claimed, with respect to each Share of Restricted Stock at the date twelve months from the date the Share would have vested.

     With respect to the Company's Employee Stock Purchase Plan (the "Company Stock Purchase Plan"), the Company has agreed to take all actions necessary to cause the last day of the "Purchase Period" (as used in the Company Stock Purchase Plan) to be the earlier of (i) the end of the current Purchase Period or

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(ii) the date on which the Effective Time occurs. On such date, each participant in the Company Stock Purchase Plan will be deemed to have purchased the number of whole Shares that could be purchased upon the application of the funds then in such participant's withholding account in accordance with the terms of the Company Stock Purchase Plan. As of the Effective Time, each participant will be entitled to receive from the Company, for each Share such participant is deemed to have purchased, the Merger Consideration, subject to applicable withholding tax, if any. No participant will be entitled to receive any payment on account of any Shares deemed to have been purchased pursuant to the Merger Agreement until the participant shall have delivered to the Company an acknowledgment that the participant has received all amounts due in connection with the Company
Stock Purchase Plan. The Company has agreed to take all actions necessary to terminate the Company Stock Purchase Plan effective on the Expiration Date so that no new Purchase Period that would otherwise commence on or after that date will commence.

     Employee Benefits. The Parent has agreed to cause the Surviving Corporation to honor all employment, change in control, deferred compensation, pension, retirement and severance agreements, pay and personnel policies in effect on the date hereof between the Company or one of its Subsidiaries and any employee of the Company or one of its Subsidiaries, or maintained for the benefit of any employee of the Company or one of its Subsidiaries and all bonus plans and arrangements for the fiscal year ending December 31, 1997 made by the Company or any of its Subsidiaries prior to the date of the Merger Agreement. The Parent also agreed to cause the Surviving Corporation to provide active employees of the Company and its Subsidiaries with benefits that are no less favorable, taken as a whole, than the benefits provided under the Company's benefit plans (other than equity-based plans) as in effect immediately prior to the Effective Time.

     Board Representation. The Merger Agreement provides that, effective upon the acceptance for payment by the Purchaser of such number of Shares as shall constitute satisfaction of the Minimum Condition, the Purchaser will be entitled to designate the number of directors, rounded up to the next whole number, on the Board of Directors of the Company, that equals the product of (i) the total number of directors on such Board and (ii) the percentage that the number of Shares owned by the Purchaser (including Shares accepted for payment) and the Parent bears to the total number of Shares issued and outstanding, provided, that there shall always be at least two directors in office as of the date of the Merger Agreement who are not employees of the Company or any of its subsidiaries or affiliates or of the Parent or the Purchaser (each, a "Continuing Director"). The Company also will use its best efforts to cause the same percentage of directors designated by the Purchaser, as determined above, to sit on all committees of such board, each board of each Subsidiary and each committee of such Subsidiary boards.

     The Merger Agreement provides that, from and after the Effective Time and until their respective successors are duly elected or appointed and qualified,
(a) the directors of the Purchaser at the Effective Time will be the directors of the Surviving Corporation and (b) the officers of the Company at the Effective Time will be the officers of the Surviving Corporation.

     Stockholders' Meeting and Proxy Statement. The Merger Agreement provides that, if required by applicable law, the Company will call a Special Meeting of its stockholders to be held as promptly as practicable following the acceptance for payment and purchase of Shares, for the purpose of considering and voting on the approval of the Merger and adoption of the Merger Agreement.

     The Merger Agreement also provides that, if required by applicable law, the Company will prepare and file with the SEC a proxy statement relating to the Merger and the Merger Agreement.

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties of the Company with respect to corporate organization and qualification, subsidiaries, authority relative to the Merger Agreement, non-contravention, capitalization, SEC filings, financial statements, absence of certain changes or events, governmental approvals, compliance with laws, litigation, intellectual property rights, taxes, employee benefit plans, severance arrangements, environmental matters, limitations on business activities, customer relationships, certain transactions, state takeover statutes, the receipt of the Morgan Stanley Opinion (as defined in Item 4 hereof) and brokers.

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     The Parent and the Purchaser also have made certain representations and warranties with respect to corporate organization and qualification, authority relative to the Merger Agreement, non-contravention, governmental approvals, brokers and financing.

     None of the representations and warranties of any of the Company, the Parent or the Purchaser survive the Effective Time.

     Conduct of Business Pending the Merger. Pursuant to the Merger Agreement, the Company agreed that, except as expressly contemplated in the Merger Agreement, until the Effective Time, the business of the Company and the Subsidiaries will be conducted only in the ordinary course.

     The Company also agreed that, prior to the Effective Time, neither the Company nor any Subsidiary will, among other things: (i) (a) amend or propose to amend its Certificate of Incorporation or Bylaws or reincorporate in any jurisdiction; (b) split, combine or reclassify any issued and outstanding shares of its capital stock, or declare, set aside or pay any dividend or other distribution with respect to such shares (except for any dividends paid in the ordinary course to the Company or to any wholly owned Subsidiary); (c) redeem, purchase, acquire or offer to acquire any shares of its capital stock; or (d) issue, sell, pledge, accelerate, modify the terms of or dispose of, or agree to issue, sell, pledge, accelerate, modify the terms of or dispose of, any additional shares of, or securities convertible or exchangeable for, or any options, warrants, calls, commitments or rights of any kind to acquire any shares of, its capital stock of any class or other property or assets (other than Shares pursuant to the purchase rights then outstanding under the Company Stock Purchase Plan and upon the exercise of currently outstanding stock options under the Company's Option Plans); (ii) (a) transfer, lease, license, sell, mortgage, pledge, dispose of or encumber any material assets (except in the ordinary course of business); (b) acquire any corporation, partnership or other business organization or division thereof or any other material assets; (c) enter into or modify any material contract, lease, agreement or commitment, except in the ordinary course of business; (d) terminate, modify, assign, waive, release or relinquish any material rights or claims or amend any material rights or claims not in the ordinary course of business; (e) pay, discharge or satisfy any material claims, liabilities or obligations, other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business, reflected or reserved against in, or contemplated by, the consolidated financial statements of the Company and the Subsidiaries included in the forms, reports, schedules, statements and other documents filed by the Company with the SEC since January 1, 1995 (the "Company SEC Filings"); or (f) settle or compromise any material claim, action, suit or proceeding pending or threatened against the Company or any Subsidiary, or certain claims against the Company's directors or officers, before any court, governmental agency or arbitrator; or (iii) (a) incur any long-term debt or, except in the ordinary course of business in amounts consistent with past practice, short-term debt; (b) incur or modify any material indebtedness or other liability; (c) assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other person, except in the ordinary course of business; or
(d) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned Subsidiaries or customary loans or advances to employees in the ordinary course of business).

     The Company also agreed that, prior to the Effective Time, neither the Company nor any Subsidiary may (i) grant any increase in the salary or other compensation of its employees, or grant any bonus to any employee or enter into any employment agreement or make any loan to or enter into any material transaction of any other nature with any employee of the Company or any Subsidiary, except pursuant to the terms of employment agreements or Company policies in effect on the date of the Merger Agreement and previously disclosed to the Parent and, in the case of employees who are not executive officers of the Company, in the ordinary course of business and consistent with past practice, or (ii) except as contemplated by the Merger Agreement or as may be required by applicable law or regulation or, in the case of employees who are not executive officers of the Company, in the ordinary course of business (a) adopt, increase, accelerate the vesting of or payment of any amounts in respect of, or otherwise amend, any collective bargaining, bonus, profit sharing, incentive or other compensation, stock option, stock purchase or restricted stock, insurance, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund, plan or arrangement for the benefit or welfare of any directors, officers or employees; or (b) enter into any employment or severance agreement with, or grant any severance or termination pay to any officer or

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director of the Company or any Subsidiary or, except in the ordinary course of business, any employee of the Company or any Subsidiary.

     Pursuant to the Merger Agreement, the Company further agreed that, prior to the Effective Time, neither the Company nor any Subsidiary may (i) change any of the accounting methods used by it, unless required by GAAP or other applicable accounting principles, or (ii) make any Tax election (other than in the ordinary course of preparing and filing its Tax returns) or settle or compromise any Tax liability or investigation.

     The Company has agreed to afford the Parent and the Purchaser access prior to the Effective Time to the properties, books, contracts, commitments and records of the Company and the Subsidiaries and, during such period, to furnish the Parent and the Purchaser with all financial, operating and other information as the Parent or the Purchaser may reasonably request.

     Confidentiality Agreement; Standstill Agreement. The Parent, the Purchaser and the Company have agreed in the Merger Agreement that the provisions of the Confidentiality Agreement and the Standstill Agreement shall remain binding and in full force and effect in accordance with their respective terms. See "Item
4 -- The Solicitation of Recommendation -- Background of the Transaction; Past Contacts, Transactions and Negotiations with the Parent and the Purchaser."

     Reasonable Efforts; Approvals. Subject to the terms and conditions of the Merger Agreement, each of the Parent, the Purchaser and the Company agreed to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the Transactions. Pursuant to the Merger Agreement, each of the Company, the Parent and the Purchaser has agreed to take all reasonable actions necessary to comply promptly with all legal requirements that may be imposed on it with respect to the Merger Agreement and the Transactions and to cooperate with each other in connection with any such requirements imposed upon any of them or any of their subsidiaries.

     Each of the Company, the Parent and the Purchaser has agreed that it will, and will cause its subsidiaries to, take all reasonable action to obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, or to provide any required notice to, any governmental authority or other public or private third party required to be obtained or made by the Parent, the Purchaser or the Company or any of their subsidiaries in connection with the Merger Agreement.

     Stockholder Litigation. The Company has agreed to give the Parent the opportunity to participate in the defense and settlement of any stockholder litigation against the Company or its directors relating to any of the Transactions, and to not enter into any such settlement without the Parent's consent, which consent may not be unreasonably withheld.

     Inquiries and Negotiations. Pursuant to the Merger Agreement, the Company has agreed that it will immediately notify the Parent if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company by or from any person, corporation, entity or "group" (as defined in Section 13(d) of the Exchange Act) other than the Parent and its affiliates, representatives and agents (each, a "Third Party") in connection with any merger, consolidation, sale of any Subsidiary or division that is material to the business of the Company and the Subsidiaries, sale of shares of capital stock or other equity securities, tender or exchange offer, recapitalization, debt restructuring or similar transaction involving the Company (such transactions referred to as "Alternative Transactions"), and thereafter shall keep the Parent informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations. Without limiting the generality of the foregoing, the Company will provide the Parent with not less than two Business Days' (defined as weekdays other than public holidays in the U.S. or Japan) notice prior to the execution by the Company of any definitive agreement with respect to any Alternative Transaction or any public announcement relating to any Alternative Transaction.

     Prior to furnishing any non-public information to, or entering into negotiations or discussions with, any Third Party, the Company will obtain an executed confidentiality agreement from such Third Party on terms substantially the same as, or no less favorable to the Company in any material respect than, those contained in the Confidentiality Agreement and the Standstill Agreement. The Company will not release any Third Party

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

from, or waive any provision of, any such confidentiality agreement or any other confidentiality or standstill agreement to which the Company is a party.

     Indemnification and Insurance. The Merger Agreement provides that, subject to certain limitations set forth therein, and subject to applicable law, for six years after the Effective Time, the Surviving Corporation (or any successor) will indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and its subsidiaries against all losses, claims, damages, liabilities, fees, costs and expenses (including, among other things, amounts paid in settlement, provided that any such settlement is effected with the written consent of the Parent or the Surviving Corporation), based in whole or in part on the fact that such person is or was such a director, officer, employee or agent and arising out of actions or omissions occurring at or prior to the Effective Time to the full extent provided under the terms of the Company's Certificate of Incorporation, Bylaws and indemnification agreements, all as in effect at the date of the Merger Agreement. The Merger Agreement also provides that, subject to certain limitations, for not less than three years after the Effective Time, the Surviving Corporation shall maintain the Company's existing officers' and directors' liability insurance, provided that the Surviving Corporation may substitute therefor policies of substantially similar coverage and amounts containing terms no less favorable to such former directors or officers, and provided that the Surviving Corporation will not be required to pay aggregate premiums for such insurance in excess of 175% of the premiums paid by the Company in 1996.

     Conditions to the Merger. Pursuant to the Merger Agreement, the respective obligations of each party to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by law), on or prior to the Effective Time of the following conditions: (i) the Merger Agreement shall have been adopted and approved by the requisite vote of the stockholders, if such vote is required by the DGCL, (ii) no applicable law shall prohibit consummation of the Merger or make the Merger illegal; and (iii) the Offer shall not have been terminated in accordance with its terms prior to the purchase of any Shares. In addition, the obligation of the Parent and the Purchaser to effect the Merger is subject, at their option, to the fulfillment at or prior to the Effective Time of the following: (i) the expiration or earlier termination of any applicable waiting period under or in connection with the HSR Act, the Exon-Florio Act and the antitrust and competition rules of the European Commission and of all other government authorities; (ii) no preliminary or permanent injunction or other order, decree or ruling issued by any court of competent jurisdiction nor any statute, rule, regulation or order entered, promulgated or enacted by any governmental, regulatory or administrative agency or authority shall be in effect that would restrain the effective operation of the business of the Company and the Subsidiaries from and after the Effective Time, and no proceeding challenging the Merger Agreement or any of the Transactions or seeking to prohibit, alter, prevent or materially delay the Merger shall be pending before any governmental authority; and (iii) the Purchaser shall have purchased Shares pursuant to the Offer.

     Termination. The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after stockholder approval thereof, (a) by mutual written consent of the Parent and the Company; (b) by either the Parent or the Company, if (i) the Purchaser shall not have purchased any Shares pursuant to the Offer by September 30, 1997, unless such failure to purchase such Shares has been caused by the breach of the Merger Agreement by the party seeking such termination, and provided, that if the waiting period under the HSR Act shall not have expired or been terminated as of such date or any governmental authority shall have caused to be issued as of such date a temporary restraining order or a preliminary injunction prohibiting the consummation of the Offer or the Merger and each of the parties, in either case, are seeking the termination of such waiting period or contesting such temporary restraining order or preliminary injunction, as the case may be, such date shall be extended to the earlier of (A) the date of expiration or termination of such waiting period or the lifting of such injunction or order or
(B) the Deadline Date; or (ii) prior to the purchase by the Purchaser of any Shares pursuant to the Offer, any governmental authority shall have issued an order, decree or ruling or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting all or any material part of the Transactions and such order, decree, ruling or other action shall have become final and non-appealable; (c) by the Parent, if the Offer is terminated or expires without the purchase of any Shares thereunder; (d) by the Parent, if (i) the Company shall have entered into a letter of intent or agreement in principle or similar agreement or into any definitive written agreement with respect to an Alternative Transaction with a Third Party, or a Third Party has commenced a tender offer or exchange offer for any Shares of capital stock of the Company, (ii) the Disinterested Board (as defined in Item 4 hereof) shall have withdrawn, or modified or amended in a manner adverse to the Parent or the Purchaser, its approval or recommendation of the Offer and the Merger or approved, recommended or endorsed any proposal for an Alternative Transaction,
(iii) Morgan Stanley shall have withdrawn the Morgan Stanley Opinion, or (iv) required approval of the stockholders of the Company shall not have been obtained by reason of a failure to obtain the required vote upon a vote held at a duly held meeting of stockholders or at any adjournment thereof; (e) by either the Parent or the Purchaser, on the one hand, or the Company, on the other hand, if the other party shall have failed to comply in any material respect with any of the material obligations contained in the Merger Agreement; or (f) by the Company, if, prior to acceptance for payment of Shares by the Purchaser under the Offer, the Company shall have done each of the following: (i) entered into a definitive written agreement with respect to an Alternative Transaction with a Third Party, (ii) determined, after receipt of written advice from legal counsel to the Disinterested Board, that the failure to take such action as described in the preceding clause (i) would cause the Disinterested Board to violate its fiduciary duties to the Company's stockholders under Applicable Law, and (iii) given notice to the Parent and the Purchaser of its intent to terminate this Agreement and of the terms and conditions of the Alternative Transaction, such notice to be given at least five Business Days prior to the date of termination of the Merger Agreement.

     Fees and Expenses. Each party to the Merger Agreement has agreed to pay its own fees and expenses.

     Timing. The exact timing and details of the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by the Purchaser pursuant to the Offer. Although the Purchaser and the Parent have agreed to cause the Merger to be consummated on the terms set forth above, there can be no assurance as to the timing of the Merger.

     Appraisal Rights. Stockholders do not have dissenters' rights as a result of the Offer. However, if the Merger is consummated, stockholders of the Company at the time of the Merger who do not vote in favor of or consent in writing to the Merger will have the right under the DGCL to dissent and demand appraisal of their Shares in accordance with Section 262 of the DGCL. Under the DGCL, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer (or the Merger) and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the Merger. Moreover, the Parent or the Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer (or the Merger). THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE THEIR DISSENTERS' RIGHTS.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  Recommendation of the Board of Directors.

     The Company's Board of Directors, acting through the members of the Board of Directors of the Company who are independent of the Parent and the Purchaser and who constitute a majority of the directors in office (the "Disinterested Board"), has unanimously approved the Offer, the Merger and the Merger Agreement and unanimously determined that the Offer, the Merger and the Merger Agreement are fair to and in the best interests of the Company and the stockholders of the Company (other than the Parent and its affiliates) and unanimously recommends that all stockholders of the Company accept the Offer and tender all their Shares pursuant to the Offer. This recommendation is based in part upon an opinion (the "Morgan Stanley Opinion"), dated July 30, 1997, received by the Company from Morgan Stanley & Co. Incorporated ("Morgan Stanley") that, as of such date, the proposed consideration to be received by the Company's stockholders in the Offer and the Merger is fair from a financial point of view to the stockholders (other than the Parent and its affiliates). The full text of the Morgan Stanley Opinion received by the Company from Morgan Stanley is filed as Exhibit 2 to this
Schedule 14D-9 and is also attached hereto as Annex B. The Morgan Stanley Opinion states the assumptions made, procedures followed, matters considered and review undertaken by Morgan Stanley, and stockholders are urged to read such opinion in its entirety.

     As set forth in the Offer Documents, the Purchaser will purchase all Shares properly tendered prior to the close of the Offer if the Minimum Condition has been satisfied by that time and if all other conditions to the Offer have been satisfied (or waived). Stockholders considering not tendering their Shares in order to wait for the Merger should note that if the Minimum Condition is not satisfied or any of the other conditions to the Offer are not satisfied, the Purchaser is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger. Under the DGCL, the approval of the Company's Board of Directors and the affirmative vote of the holders of a majority of the outstanding Shares are required to approve the Merger. Accordingly, if the Minimum Condition is satisfied, the Purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other stockholder. The Company has been advised by the Parent and the Purchaser that if the Purchaser acquires pursuant to the Offer such number of Shares that, when added to the Shares currently held by the Parent, constitutes at least 90% of the outstanding Shares, the Parent and the Purchaser intend to cause the Merger to be approved and consummated without any action by, or any further prior notice to, the other stockholders of the Company, pursuant to the short-form merger provisions of the DGCL.

     The Offer is scheduled to expire at 5:00 p.m., New York City time, on Friday, September 5, 1997, unless the Offer is extended.

     A copy of the press release issued jointly by the Company and the Parent on July 30, 1997, announcing the Merger and the Offer, is filed as Exhibit 3 to this Schedule 14D-9 and is incorporated herein by reference in its entirety. A copy of a letter to all stockholders of the Company communicating the recommendation of the Board of Directors is filed as Exhibit 4 hereto and is incorporated herein by reference in its entirety.

     Background of the Transaction; Past Contacts, Transactions and Negotiations with the Parent and the Purchaser

     Company Overview. The Company competes in the highly cyclical and competitive computer industry, including the large-scale computer system and related storage products and services segment. This industry typically is characterized by rapid technological change, short product life cycles, frequent product enhancements and price reductions, and intense competition. In addition, in recent years the focus of structural design and customer demands for computer systems has migrated from centralized large-scale computing systems to distributed systems employing numerous smaller processors. As a result of these and other factors, in 1993 the Company began a restructuring of its worldwide operations to address the competitive conditions in the markets for large-scale computing systems. In 1995 and 1996 the Company acquired several computer services businesses to expand its services offerings.

     Although the restructuring and the acquisitions described above have made positive contributions to the Company's results of operations, the Company's overall financial health has deteriorated as it has suffered substantial cumulative losses during recent years. Net income fell from $75 million in fiscal 1994 to a net loss of $327 million in fiscal 1996.

     Relationship Between the Company and the Parent and its Subsidiaries. The Parent has been a stockholder of the Company since 1972 and has owned a significant portion of the outstanding Shares since April 1984, when it purchased approximately 6,000,000 Shares in a single transaction. Since that time and from time to time, the Parent has purchased additional Shares for investment purposes. Currently the Parent holds 51,811,664 Shares, representing 42.14% of the outstanding Shares (based on the number of Shares outstanding on July 29, 1997).

     In addition to being a stockholder of the Company, the Parent is also a major supplier, manufacturer and developer of the Company's computer equipment components and products, has extended a loan to the Company and distributes certain of the Company's products. The Company also performs certain develop-ment activities on behalf of the Parent. Transactions occurring in connection with these relationships are described below.

     Overview of the Company's Purchases from the Parent. The Company purchases from the Parent certain finished products and substantially all of its large-scale integrated semiconductor components and high-density printed circuit boards. The Company also purchased from the Parent certain subassemblies for previous models of computer systems. The Company's primary hardware products are manufactured by the Parent in accordance with the Company's specifications. Since January 1, 1995, total amounts paid by the Company to the Parent for computer products, subassemblies and components are:

                                                                      AMOUNT PAID
                                     YEAR                            (IN THOUSANDS)
            -------------------------------------------------------  --------------
            1997 (as of June 30, 1997).............................     $120,366
            1996...................................................     $160,092
            1995...................................................     $282,913

     In addition to amounts paid, at June 30, 1997 the Company was committed to purchase computer products, subassemblies and components from the Parent totaling approximately $51,071,000 (the signal price of such purchases is subject to adjustment if the U.S. dollar to Japanese yen exchange rate fluctuates outside of specified ranges).

     Overview of Sales of Equipment to the Parent. The Parent and its subsidiaries purchase from the Company Millennium processors and other computer hardware for distribution in Brazil, Japan, Malaysia and Spain pursuant to distribution agreements. Since January 1, 1995, total sales to the Parent and its subsidiaries for such products are:

                                                                      AMOUNT PAID
                                     YEAR                            (IN THOUSANDS)
            -------------------------------------------------------  --------------
            1997 (as of June 30, 1997).............................     $  6,854
            1996...................................................     $ 23,325
            1995...................................................     $ 37,290

     Large-Scale Processors. Pursuant to a memorandum of understanding, dated December 9, 1993, the Company and the Parent cooperate in the development of the Company's next generation of IBM System/390-compatible processor (i.e., the Millennium processor). Under the memorandum of understanding, the Parent has primary responsibility for the design and manufacture of these systems. The memorandum of understanding does not specify fixed payment amounts, but does provide a preliminary pricing structure for purchases by the Company of equipment developed under the memorandum of understanding. The parties entered into a related agreement, dated February 17, 1997, pursuant to which the Parent agreed to subcontract a portion of the Parent's development responsibilities to the Company. In consideration of such subcontracted work, the Parent has paid the Company an aggregate of $6,371,000 through June 30, 1997. An additional $11,819,000 is scheduled to be paid under this agreement, subject to the delivery of certain deliverables.

     Pursuant to an agreement dated September 27, 1996, the Parent paid the Company $2,000,000 for the right to directly sell to customers in Japan up to a specified number of units of the Millennium processors made by the Parent in Japan. The Parent also agreed to a per unit royalty for sales in excess of the specified number of units. In return, the Company clarified its intention not to appoint anyone other than the Parent as a distributor of the Millennium products in Japan.

     Storage Products. Pursuant to an agreement dated January 26, 1995, the Parent and the Company agreed to jointly develop a next generation file subsystem storage product to be sold under the product name "Spectris" in certain of the Company's markets and "F6493" in certain of the Parent's markets. The Parent bore all key development responsibilities under the agreement, which initially did not provide for any monetary payments by either party. Pursuant to an amendment dated March 12, 1996, the Parent agreed to reimburse the Company up to $24,000,000 in 1996 for certain specific engineering development activities performed by the Company due to unanticipated engineering and other technical difficulties experienced in product development. In 1996 and the first quarter of 1997, the Parent paid an aggregate of $24,000,000 to the Company pursuant to this agreement, as amended. The parties entered into a second amendment, dated

January 8, 1997, which reallocated certain development responsibilities among themselves. In connection with such reallocation, on January 8, 1997, the parties entered into an agreement subcontracting a portion of the Parent's responsibilities to the Company, in consideration for which the Parent has paid the Company an aggregate of $2,532,000 through June 30, 1997. An additional $7,596,000 is scheduled to be paid to the Company in 1997, subject to the delivery of certain deliverables.

     In 1996, the Parent and the Company agreed to develop an enhanced version of the Spectris storage product. On March 28, 1997, the Parent agreed to compensate the Company as a result of changes to development schedules requested by the Parent with respect to the development of such products. As of June 30, 1997, a total of $12,200,000 has been paid to the Company under such agreement. Under a similar agreement, dated June 27, 1997, the Parent agreed to pay an additional $6,000,000 in 1997.

     Pursuant to a license agreement, dated March 21, 1997, in consideration of the Parent's payment of $4,700,000, the Company granted the Parent a license for certain storage system software for use in conjunction with the Parent's proprietary operating system.

     Software Diagnostic Tools. Pursuant to two license agreements, dated December 20, 1995, the Parent agreed to pay the Company one-time fees of $14,800,000 in the aggregate for the right and license to use certain software diagnostic tools developed by the Company. The licenses granted to the Parent were non-exclusive except with respect to Japan, where no one other than the Company and the Parent has the right to use such tools.

     Loan Agreement. On January 27, 1994, the Company entered into an agreement (the "Loan Agreement") with the Parent under which the Parent agreed to lend the Company an aggregate amount not to exceed $100,000,000. Amounts owed to the Parent under the Loan Agreement are subordinate to certain other indebtedness of the Company. Amounts outstanding under the Loan Agreement bear interest at a rate equal to the applicable London Interbank Offered Rate plus 1.25%. Although the loan was to be repaid by January 28, 1997, the Company renegotiated the terms of the Loan Agreement to extend the repayment date to January 28, 1998. The amendment also reduced the Parent's loan commitment to the outstanding principal amount of $80,000,000, none of which can be prepaid. As of June 30, 1997, the aggregate principal amount outstanding under the Loan Agreement was $80,000,000. The Company's interest expense associated with the loan was $2,796,000 in 1997 (as of June 30, 1997), $5,680,000 in 1996, $5,745,000 in 1995
and $4,238,000 in 1994.

     Other Agreements and Relationships. The Company and the Parent are parties to an agreement, dated March 4, 1982, and amended on April 3, 1984 (such amendment hereinafter the "1984 Letter Agreement") (the full text of such agreement and amendment have been filed as Exhibits 7 and 8 to this Schedule 14D-9), that provides for the modification of certain licensing agreements between the Company and the Parent upon the occurrence of any one of a number of triggering events. One such triggering event is the issuance by the Company of additional Shares or securities convertible into Shares to persons other than the Parent, unless the Company offers the Parent the opportunity to purchase such portion of the proposed issuance as is proportionate to the Parent's ownership of Shares prior to the proposed issuance. The Parent's limited right of proportionate participation does not extend to issues of stock with certain limited voting rights nor is the Parent entitled by virtue of the agreement to purchase more than 49.5% of any proposed new issuance.

     Pursuant to the 1984 Letter Agreement, the Parent and its majority-owned subsidiaries were restricted from acquiring more than 49.5% of the outstanding capital stock of the Company (calculated on a fully diluted basis). This standstill agreement was in effect during the ten year period commencing in April 1984, and, therefore, no longer restricted the Parent's ability to acquire capital stock of the Company after April 1994.

     The Company and the Parent are parties to a more recent standstill agreement, dated July 9, 1997, that, among other things, restricts the Parent's ability to acquire securities of the Company. This agreement is more fully described in the subsection below entitled "-- Background and Negotiations relating to the Offer and the Merger."

     Other Relationships. As of January 1, 1995, three nominees of the Parent, Keizo Fukagawa, Takamitsu Tsuchimoto, and Kazuto Kojima were serving as directors of the Company. On August 1, 1996,

Mr. Tsuchimoto resigned from the Board and was replaced by Takeshi Maruyama, and on November 1, 1996, Mr. Fukagawa resigned from the Board and was replaced by Takashi Takaya. As described below, on June 29, 1997, each of Messrs. Maruyama, Kojima and Takaya resigned from the Board of Directors of the Company. In addition, George R. Packard, Ph.D. and Mr. J. Sidney Webb, were initially proposed as a director by the Parent in 1984 and 1987 respectively, and have served continuously since their election. Dr. Packard and Mr. Webb serve as consultants to Parent or are otherwise affiliated with the Parent or its subsidiaries and received pursuant to consulting agreements the following annual retainer fees from Parent in each of 1994, 1995 and 1996: Dr. Packard -- between $60,000 and $70,000 per year during such years; Mr. Webb -- $40,000 for each such years.

     Background and Negotiations relating to the Offer and the Merger. In the fourth quarter of 1996, the Company's management concluded that the declining prices and gross margins in the Company's products business would continue and that, based on the level of research and development spending incurred by the Company and competitive pressure on prices, it would be difficult for the Company to achieve adequate profitability and there were significant risks that the Company could experience losses in future fiscal periods. The Company's management commenced a review of the Company's products business, including the Company's strategy of marketing products supplied by the Parent, with a view to restoring such business to profitability.

     On November 6, 1996, Mr. John C. Lewis, Chairman of the Board, President and Chief Executive Officer of the Company, wrote a letter to the Parent's President regarding the Company's strategy for the future. In his letter, Mr. Lewis summarized management's analysis of the issues facing the profitability of the Company's products business, and proposed three options for the future direction of the Company and the restoration to profitability of the Company's products business: (i) resolve the issues relating to the profitability of the products business while preserving the close partnership between the Company and the Parent, with the Company remaining as an independent corporation; (ii) the acquisition by the Parent of all of the outstanding Shares; or (iii) a sale of all or part of the Company to a third party.

     On November 15, 1996, Mr. Lewis met with representatives of the Parent in California. The matters covered by Mr. Lewis's November 6 letter were discussed, and representatives of the Parent indicated that the Parent was not currently interested in discussing further the acquisition by the Parent of all of the outstanding Shares or a sale of all or part of the Company to a third party. It was agreed that the companies would focus on working together to resolve the issues facing the profitability of the Company's products business while preserving the then existing relationship between the companies.

     On November 21, 1996, representatives of the Company and the Parent met by videoconference to discuss issues related to the profitability of the Company's products business, including issues related to the pricing of products manufactured by the Parent for the Company and other related matters.

     During the first quarter of 1997, representatives of the Company and the Parent held several discussions concerning the profitability of the Company's products business and agreed to take a number of steps to address the continuing issues affecting the profitability of the Company's products business. In March 1997, the Parent agreed to reduce the prices charged to the Company for products manufactured by the Parent in response to competitive pressure on prices and to increase the amount that the Parent reimbursed the Company for certain specific engineering development activities performed by the Company due to unanticipated engineering and other technical difficulties experienced in product development. As described above, the Parent also agreed to compensate the Company as a result of changes to development schedules requested by the Parent for storage products currently being developed by the Parent for the Company under existing joint development programs. At the time of entering into such agreements, the Parent believed that the issues raised by Mr. Lewis in November 1996 had been sufficiently addressed.

     On March 14, 1997, Mr. Lewis met with representatives of the Parent in Japan. At this meeting they discussed the outlook for the Company's financial performance in the first quarter of 1997 and the current state of the business relationship between the two companies. Mr. Lewis raised again the option of a possible acquisition by the Parent of all of the outstanding Shares. The representatives of the Parent did not respond to this proposal.

     In March 1997, representatives of Morgan Stanley met with the Company's management to discuss options available to the Company to enhance stockholder value, including the feasibility of a spin-off or sale of either the Company's products business or its software and services business.

     From April 29 through May 1, 1997, representatives of the Company and the Parent met in Sunnyvale, California, in connection with the Company's annual meeting of stockholders. At the April 29 and May 1 meetings, the representatives discussed the pricing of products manufactured by the Parent for the Company and other issues related to the profitability of the Company's products businesses in the second quarter. On April 30, Mr. Lewis and Mr. Kojima acknowledged that the process of meeting to discuss how to improve each quarter's profitability was only a short-term measure and discussed long-term strategic approaches to restoring the Company's products business to profitability. Mr. Lewis suggested that the Parent consider assuming full financial responsibility for developing products, or acquiring all of the outstanding Shares. Mr. Kojima indicated that the Parent would consider the possibility of an acquisition of all of the outstanding Shares.

     At the meeting of the Company's Board of Directors held on May 1, 1997, Mr. Lewis noted the continued deterioration of the Company's financial situation and the competitive conditions in the markets for large-scale computing systems, and expressed the belief that the Company should consider a significant transaction to strengthen its financial and competitive position. Mr. Lewis proposed that the Company could either (i) continue its current efforts to become profitable and grow its business, (ii) engage in discussions with the Parent to acquire all of the outstanding Shares, (iii) attempt to sell all or a part of the Company's business to a third party, or (iv) spin-off one or more of the Company's principal lines of business to its stockholders. Mr. Lewis asked the representatives of the Parent on the Company's Board of Directors to ask the Parent to consider these options in light of the Company's financial situation and the conditions raised by Mr. Lewis at that meeting.

     Following the May 1, 1997 meeting of the Company's Board of Directors, the Parent commenced an internal review of the alternative transactions proposed by Mr. Lewis at such meeting. On June 5, 1997, Mr. Kojima and other employees of the Parent met with Mr. Lewis to discuss the alternative transactions proposed by Mr. Lewis.

     Commencing on June 6 and throughout June 1997, representatives of the Company and the Parent held continuing discussions regarding the profitability of the Company's products business for the second quarter. The Parent and the Company discussed a number of issues related to the Parent's reimbursement to the Company for certain specific engineering development activities performed by the Company. However, no new agreements were reached and no amounts were paid or credited to the Company by the Parent with respect to these issues in the second quarter of 1997 in excess of those required by the existing arrangements described above. The Parent and the Company also discussed potential payments from the Parent to the Company as a result of changes to development schedules requested by the Parent in the second quarter for storage products being developed by the Parent for the Company under existing joint development programs. The parties entered into the June 27, 1997 agreement described above pursuant to which the Parent agreed to pay the Company additional compensation for such changes to the development schedules.

     To facilitate the Parent's consideration of a potential transaction with the Company (a "Potential Transaction"), the Parent determined that it was necessary to cause its own employees who were directors of the Company to resign from the Company's Board of Directors. On June 18, 1997, Mr. Kojima, a director of the Company, telephoned Mr. Lewis to discuss such potential resignations. On June 29, 1997, Messrs. Maruyama, Kojima and Takaya, each an employee of the Parent, resigned from the Board of Directors of the Company.

     On June 30, 1997, Mr. Lewis convened a meeting of the remaining members of the Company's Board of Directors. Mr. Lewis informed the directors that he believed that the Parent would make a proposal to acquire all of the outstanding Shares. Because Dr. Packard and Mr. Webb had from time to time received consulting fees from entities affiliated with the Parent, they recused themselves from all further discussions of the Board regarding a Potential Transaction between the Company and the Parent. It was discussed and agreed that because the five remaining directors, Messrs. Lewis, Hallman, Heizer, Malkiel and Reinhold, were each independent of the Parent and collectively constituted a majority of the directors then in office, such remaining five directors would constitute the "Disinterested Board" and act in the matter if an offer were made by the Parent. At the June 30, 1997 meeting, the Disinterested Board considered its options, including the retention of independent financial and legal advisors, and resolved to retain Morgan Stanley to act as its financial adviser, and Brobeck Phleger & Harrison LLP ("Brobeck") to act as its legal counsel in connection with a possible sale of the Company.

     On June 30, 1997, in connection with its consideration of a Potential Transaction, the Parent entered into a confidentiality agreement with the Company. Under such agreement, in connection with the Parent's consideration of a Potential Transaction, the Company agreed to provide the Parent with certain information concerning the business, financial condition, operations, assets and liabilities of the Company (the "Confidential Information"). The Parent agreed not to disclose any of the Confidential Information and to use such information solely for the purpose of evaluating a Potential Transaction with the Company.

     During the weeks of June 23 and 30, 1997, the Parent held discussions with Lehman Brothers Japan Inc. (collectively, with Lehman Brothers Inc., "Lehman Brothers") regarding the potential engagement of Lehman Brothers as financial advisor to the Parent in connection with a Potential Transaction. Pursuant to an engagement letter, dated June 30, 1997, the Parent engaged Lehman Brothers to act as its financial advisor in connection with a Potential Transaction.

     On July 2, 1997, representatives of the Parent, the Parent's legal counsel, Morrison & Foerster LLP ("Morrison"), Lehman Brothers, and the Parent's accountants met with representatives of the Company, Brobeck, Morgan Stanley, and the Company's accountants in San Francisco, California, to discuss the timetable for a Potential Transaction, including the due diligence procedures to be conducted in the event the Parent determined that it would instruct its financial, legal and accounting advisors to conduct due diligence with respect to the Company's business and operations.

     From July 7 through July 18, 1997, the Parent's financial, legal and accounting advisors performed their primary due diligence investigations of the Company by reviewing legal documents, accounting work papers and records, financial information and other information related to the Company. Such documents, records and information were provided in writing or orally by representatives of the Company. On July 9 and 10, 1997, the financial and accounting advisors of both the Parent and the Company met with the senior management of the Company to discuss the outlook for each segment of the Company's business. Additional due diligence by the Parent's financial, legal and accounting advisors continued through July 30, 1997.

     At a telephonic meeting of the Disinterested Board held on July 8, 1997, Morgan Stanley was asked to perform an analysis of the value of the Company and its constituent businesses, including the values to stockholders that could be achieved by spinning-off either the products business or the software and services business, and to analyze the feasibility of such alternatives.

     On July 9, 1997 the Company and the Parent entered into a letter agreement (the "Standstill Agreement") pursuant to which the Parent agreed, for a period ending on the earlier of July 9, 1998 or the occurrence of one of a set of "Significant Events" (as defined therein), not to (i) acquire, or to offer or agree to acquire, directly or indirectly, voting securities, rights in respect thereof or assets of the Company or any division or subsidiary, (ii) participate in any solicitation of proxies from the Company's stockholders, (iii) publicly announce or offer to enter into any extraordinary transactions involving the Company or any of its securities or assets, (iv) form or participate in a "group" as defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or (v) request the Company or any of its representatives to waive or amend any of the foregoing restrictions, without the Company's or the Company's Board of Directors' prior written consent. The Company requested this Standstill Agreement in order to be able to negotiate with the Parent without concern that the Parent might proceed to acquire additional shares of the Company without the consent of the Company.

     On July 11, 1997, representatives of Morgan Stanley contacted representatives of Lehman Brothers to inquire whether the Parent was interested in selling its ownership interest in the Company to a third party. On July 14, 1997, after consultation with the Parent, representatives of Lehman Brothers responded that the Parent was not interested in selling its ownership interest in the Company to a third party.

     On July 14, 1997, a draft of the Merger Agreement was delivered to the Company for its review. From July 16, 1997 through July 30, the Parent and the Company, acting through their respective counsel, Morrison and Brobeck, negotiated the terms of the Merger Agreement. Initially the Parent proposed certain provisions be included in the Merger Agreement, that, if included, would have conditioned the Parent's obligations to consummate the Merger on the tendering in the Offer of a sufficient number of Shares to allow the Purchaser to avail itself of the short-form merger procedures of the DGCL for 90%-owned subsidiaries. The Parent also requested that the agreement include certain restrictions on the Company's ability to enter into discussions with other parties concerning an acquisition of the Company. These positions were continuously rejected by the Company and ultimately the Parent agreed to lessen the Minimum Condition from 90% to 51% and to withdraw its demands for such restrictions. See "-- Reasons for the Recommendation of the Board of Directors."

     At a meeting of the Disinterested Board held on July 15, 1997, Morgan Stanley reported their preliminary estimates of valuation based on the analysis that Morgan Stanley was asked on July 8, 1997 to perform. Morgan Stanley at that time noted that it was unlikely that a spin-off of either the products business or the software and services business could be effected on a tax-free basis, nor could any such spin-off be effected without the support of the Parent. In addition, Morgan Stanley noted that the value of the products business depended on assumptions concerning new or additional financial responsibilities and contractual agreements that might be undertaken by the Parent and that the value of the software and services business was adversely impacted by its recent unprofitability.

     On July 25, 1997, in Tokyo, Japan (July 24, 1997, New York time), Lehman Brothers made a presentation to certain officers and employees of the Parent which analyzed the potential value of the Company based on Lehman Brothers' due diligence activities, including a review of the Company's past and projected financial performance.

     By a letter dated July 25, 1997 (the "Proposal Letter"), the Parent informed the Board of Directors that the Parent was willing to start negotiations with the Board concerning a possible acquisition by the Parent of the remaining equity interest in the Company not already owned by the Parent at a per Share price of $10.57. The Parent indicated in the letter that its ability to proceed with the acquisition would be subject to several conditions, including the execution of a definitive merger agreement on mutually agreeable terms, the approval of the acquisition by the Disinterested Board and the receipt of all required government approvals.

     At a telephonic meeting of the Disinterested Board held on the afternoon of July 25, 1997, the Disinterested Board discussed the Parent's proposal. The Disinterested Board discussed alternatives reasonably available to the Company with the Company's management and Brobeck and Morgan Stanley. Following such meeting, a representative of Morgan Stanley, acting on the instructions of the Disinterested Board, notified a representative of Lehman Brothers that the Disinterested Board regarded the Parent's offer as inadequate. Mr. Lewis also informed Mr. Kojima that the Disinterested Board regarded the Parent's offer as inadequate, but that the Company was willing to meet with the Parent and its advisors on July 28 to discuss a Potential Transaction based upon a higher price.

     On July 27, 1997, representatives of the Parent traveled to San Francisco, California intending to discuss the Potential Transaction with representatives of the Company. Discussions between the parties, their legal counsel and financial advisors commenced on the morning of July 28, 1997, and continued until a definitive agreement with respect to a Potential Transaction was reached on July 30, 1997.

     On the morning of July 28, 1997, representatives of the Parent, Lehman Brothers, and Morrison met with representatives of the Company, Morgan Stanley, and Brobeck in San Francisco, California, to negotiate the terms of a Potential Transaction. During that meeting, Morgan Stanley presented its financial justification for a higher valuation and indicated that the Company was considering an alternative transaction involving a spin-off of its products business to its stockholders. Representatives of Lehman Brothers expressed the Parent's viewpoint that such a sale or spin-off would not be feasible because of duplication of existing administrative costs, interdependencies that exist between the Company's products business and services and software business, and the industry trend to integrate rather than separate products operations and services and software operations. Immediately following such meeting, representatives of Morgan Stanley and representatives of Lehman Brothers met with each other to further discuss the terms of a Potential Transaction between the Parent and the Company. At such meetings, management and the representatives of Morgan Stanley indicated that the Parent needed to propose a higher price for the Disinterested Board to consider at its meeting scheduled for that evening.

     Mr. Kojima telephoned Mr. Lewis on the afternoon of July 28, 1997, and indicated that the Parent would be willing to increase its purchase price to $11.50 per Share. As previously communicated through each party's Financial advisors, Mr. Kojima confirmed to Mr. Lewis that the Parent did not intend to sell its Shares to a third party. Mr. Kojima also stated that the Parent was not currently willing to support an alternative transaction involving a spin-off or sale of one or more of the Company's principal lines of business, for the reasons previously communicated by Lehman Brothers, and that it may be inappropriate to assume that the Parent would increase or continue to provide payments through new or additional short-term agreements in excess of amounts the Parent is obligated to provide under existing contracts.

     At a telephonic meeting of the Disinterested Board held on the evening of July 28, 1997, the Disinterested Board discussed the Parent's revised proposal. Morgan Stanley advised the Disinterested Board that, based on its discussions with representatives of Lehman Brothers, Morgan Stanley believed that it was unlikely that the Parent would pay more than $12.00 per Share.

     On the morning of July 29, 1997, Mr. Lewis and Mr. Kojima met in San Jose, California. Concurrently, the legal and financial advisors of the Company and the Parent discussed the Potential Transaction. As a result of these discussions, Mr. Kojima telephoned Mr. Lewis in the afternoon and advised Mr. Lewis that the Parent was willing to increase the purchase price to $12.00 per Share (which represented a $2.20 (22.4%), $2.50 (26.3%), and $2.67 (28.6%)
premium above the average closing market prices for the 30-, 60-, and 90-day trading days, respectively, preceding July 30, 1997) and that such offer was the Parent's highest and final offer. Mr. Kojima also stated to Mr. Lewis that he believed that it was of utmost importance to both parties to complete negotiations and announce a transaction before the Shares began trading on the American Stock Exchange on July 30, 1997.

     At a telephonic meeting of the Disinterested Board held on the evening of July 29, 1997, the Disinterested Board discussed the Parent's revised proposal. The Disinterested Board agreed to reconvene the next day, at which time a definitive Merger Agreement would be reviewed and an oral opinion from Morgan Stanley would be presented as to the fairness to the Company's stockholders (other than the Parent and its affiliates) from a financial point of view of the proposed consideration of $12.00 per Share to be received by the stockholders pursuant to the Offer and the Merger.

     On the evening of July 29, 1997, and the morning of July 30, 1997, representatives of the Company and Brobeck met in San Francisco, California, to finalize the Merger Agreement with representatives of the Parent and Morrison. The Company asked the American and London Stock Exchanges to suspend trading in the Shares on the morning of July 30, 1997, pending an announcement by the Company.

     At a telephonic meeting of the Disinterested Board held at 6:00 a.m. (California time) on July 30, 1997, Morgan Stanley reviewed in detail its financial analysis of the proposed Offer and Merger. At the conclusion of its presentation, Morgan Stanley delivered to the Disinterested Board its oral opinion (which was subsequently confirmed in writing) to the effect that the proposed consideration to be received by the Company's stockholders (other than the Parent and its affiliates) in the Offer and the Merger is fair from a financial point of view to the stockholders (other than the Parent and its affiliates). The Disinterested Board also reviewed the draft of the Merger Agreement that had been distributed to them by facsimile. The Disinterested Board heard a legal presentation by a representative of Brobeck with respect to its members' fiduciary duties and the terms of the proposed Offer and Merger. The Disinterested Board discussed the terms of the Merger Agreement and requested certain changes, which were subsequently agreed to by the Parent. Based on such discussions, presentations and opinion, the Disinterested Board unanimously (i) approved the Offer, the Merger and the Merger Agreement, in substantially the form presented to the Disinterested Board, and the transactions contemplated by the Merger Agreement, (ii) determined that the terms of the Offer and the Merger are fair to and in the best interests of the Company and its stockholders (other than the Parent and its affiliates) and (iii) recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the transactions contemplated thereby.

     On July 30, 1997 (New York time), at a special meeting of the Board of Directors of the Parent held in Tokyo, Japan, the Board of Directors of the Parent approved the Merger Agreement and the Transactions. On July 30, 1997, the Board of Directors of the Purchaser approved, by unanimous written consent of such directors, the Merger Agreement and the Transactions.

     On July 30, 1997, the Company, the Parent and the Purchaser finalized and executed the Merger Agreement and issued a joint press release announcing approval of the Merger Agreement.

     On August 5, 1997, Purchaser commenced the Offer.

  Certain Litigation

     Shortly after the July 30, 1997 public announcement that the Parent proposed to acquire those Shares of the Company that it did not already own, several putative class actions were filed in the Delaware Court of Chancery and in the California Superior Court for the County of Santa Clara challenging the fairness of the proposed transaction to Company stockholders. Cases filed in the Delaware Court of Chancery as of August 1, 1997 are: Lopez v. Amdahl Corp., et al. (Civ. Act. No. 15833NC), filed July 30, 1997; Kaltman v. Lewis, et al. (Civ. Act. No. 15834NC), filed July 30, 1997; Uzzo v. Lewis, et al. (Civ. Act. No. 15837), filed July 31, 1997; O'Shea v. Kojima, et al. (Civ. Act. No. 15838), filed July 31, 1997; Gachot & Gachot, Inc. v. Amdahl Corp., et al. (Civ. Act. No. 15839), filed July 31, 1997; Crandon Capital Partners v. Lewis, et al. (Civ. Act. No. 15840), filed July 31, 1997; Bodakian v. Amdahl Corp., et al. (Civ. Act. No. 15841), filed July 31, 1997; McCeady v. Amdahl Corp. (Civ. Act. No. 15845), filed July 31, 1997; Zicherman v. Lewis, et al. (Civ. Act. No. 15847NC), filed August 1, 1997 and Halebian v. Lewis, et al. (Civ. Act. No. 15850NC), filed August 1, 1997. Cases filed in the California Superior Court for the County of Santa Clara as of August 1, 1997 are: Lacoff v. Amdahl Corp., et al. (Case No. CV767860), filed July 30, 1997; and Silverman v. Amdahl Corp., et al. (Case No. CV767896), filed August 1, 1997.

     In substance, the complaints allege that because of the Parent's ownership of approximately 42% of the Company, the relationship between the Parent and the Company and the alleged control of the Parent over the Company's officers and directors, the Parent dictated the terms of the transaction and that those terms do not reflect the fair value of the Company. The complaints also allege that the defendants -- the Parent, the Company and several individuals serving as officers or directors of one or more of those companies -- possess material non-public information regarding the fair value of the Company and breached their fiduciary and other duties to the public stockholders of the Company by failing to take adequate steps to determine the fair value of the Company or to condition the Offer on acceptance by holders of a majority of the Shares held by persons other than the Parent and its affiliates. The relief sought by the plaintiffs includes an injunction against the acquisition of Shares by the Parent; an injunction requiring that certain steps be taken to evaluate the value of the Company; a declaration that defendants have breached their fiduciary and other duties; an accounting for damages; compensatory and/or rescissionary damages; costs of suit; and attorneys' and experts' fees in unspecified amounts. The Company believes, and understand that the Parent and the Purchaser believe that all of these suits are without merit and intends, and understand that the Parent and the Purchaser intend to vigorously defend such suits.

  Reasons for the Recommendation of the Board of Directors.

     In reaching its conclusions described above, the Board of Directors, acting through the Disinterested Board, considered a number of factors, including, without limitation, the following:

          1. The declining prices and gross margins in the Company's products business, and the view of the Company's management that such business, as currently structured with responsibility for product development divided between the Parent and the Company, would make it difficult for the Company to achieve adequate profitability and included significant risks that the Company could experience losses in future fiscal periods. In this connection, the Disinterested Board considered the financial payments provided by the Parent since the fourth quarter of 1996, as well as indications by representatives of the Parent that it may be inappropriate to assume that the Parent would increase or continue to provide payments through new or additional short-term agreements in excess of amounts the Parent is obligated to provide under existing contracts.

          2. Various uncertainties associated with the Company's prospects and long-term viability as an independent company in light of the deterioration of the Company's overall financial health in recent years, as evidenced by six consecutive fiscal quarters of net losses, and the adverse effect of such uncertainties on the Company's customer relationships and on the Company's ability to attract and retain key employees.

          3. The Parent's statements that it did not intend to sell its Shares to a third party.

          4. The fact that the $12.00 per Share price to be received by the Company's stockholders in both the Offer and the Merger represents a premium of 19.3% over the closing market price of $10.06 on July 24, 1997, the last full trading day prior to the date that the Parent delivered the Proposal Letter to the Board of Directors, and premiums of 22.4%, 26.3% and 28.6% over the average closing market prices for the 30-, 60- and 90-trading days, respectively, prior to July 30, 1997, and that such price would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by the Company's stockholders.

          5. The financial and other terms and conditions of the Offer and the Merger Agreement.

          6. The fact that the Merger Agreement contains no restrictions on the Company entering into discussions with any other party concerning an acquisition of the Company, and allows the Company to terminate the Agreement under certain circumstances to accept a more desirable transaction without paying any breakup or other amounts. Thus, if a better offer were made for the Company, the Board would be free to withdraw its recommendation of the Offer and recommend such better offer.

          7. A review of possible values realizable by the Company's stockholders through a possible spin-off or sale of one or more of the Company's principal lines of business, and management's conclusion that, given the current state of the Company's principal lines of business, such alternative transaction would not currently be practicable, particularly in light of the Parent's indication that it is not currently willing to support a spin-off or sale of one or more of the Company's principal lines of business.

          8. The opinion of Morgan Stanley, dated July 30, 1997, that, as of such date, the proposed consideration to be received by the Company's stockholders pursuant to the Offer and the Merger was fair to such stockholders (other than the Parent and its affiliates) from a financial point of view. A copy of Morgan Stanley's written opinion is attached to this Schedule 14D-9 as Annex B and is incorporated herein by reference. Such opinion should be read in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations of the review undertaken by Morgan Stanley. In connection with delivering its opinion, Morgan Stanley made a presentation to the Disinterested Board at its meeting on July 30, 1997, as to various financial and other matters underlying such opinion. See "-- Opinion of Financial Advisor."

          9. The likelihood that the proposed Merger would be consummated, including the fact that the Offer and the Merger would not be subject to any financing condition and that the Parent has represented that the funds necessary to consummate the Offer and the Merger will be provided and has agreed to cause the Purchaser to fully perform all of the Purchaser's obligations under the Merger Agreement.

          10. The arm's-length negotiations between representatives of the Disinterested Board and the Parent leading to the belief of the Disinterested Board that $12.00 per Share represented the highest price reasonably available to the Company given the facts and circumstances described above.

     In view of the wide variety of factors considered by the Disinterested Board, they did not find it practical to, and did not, quantify or otherwise assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Disinterested Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

     Having considered all the foregoing, and other relevant factors, the Board of Directors, acting through the Disinterested Board, concluded that the Offer and the Merger, taken together, was the best available alternative for the Company, its stockholders and other constituencies and was fair to and in the best interests of the Company's stockholders (other than Parent and its affiliates).

  Opinion of Financial Advisor.

     On July 1, 1997, the Disinterested Board retained Morgan Stanley to act as its financial advisor in connection with its evaluation of the Potential Transaction (or such other offers as may be received) and the other alternatives available to the Company.

     At the July 30, 1997 meeting of the Disinterested Board, Morgan Stanley delivered its oral opinion to the Disinterested Board that, as of such date and subject to the various considerations set forth in its opinion, the consideration to be received by the holders of Shares (other than the Parent and its affiliates) pursuant to the Merger Agreement was fair from a financial point of view to such holders. Morgan Stanley subsequently delivered to the Disinterested Board the Morgan Stanley Opinion dated July 30, 1997 confirming its oral opinion.

     THE FULL TEXT OF THE MORGAN STANLEY OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND REVIEW UNDERTAKEN BY MORGAN STANLEY, IS ATTACHED HERETO AS ANNEX B AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF SHARES ARE URGED TO, AND SHOULD, READ THE MORGAN STANLEY OPINION CAREFULLY AND IN ITS ENTIRETY. THE MORGAN STANLEY OPINION IS DIRECTED TO THE BOARD OF DIRECTORS AND ADDRESSES ONLY THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF SHARES (OTHER THAN THE PARENT AND ITS AFFILIATES) PURSUANT TO THE MERGER AGREEMENT, AND IT DOES NOT ADDRESS ANY OTHER ASPECT OF THE OFFER OR THE MERGER AND DOES NOT CONSTITUTE AN OPINION OR A RECOMMENDATION AS TO WHETHER ANY HOLDER OF SHARES SHOULD ACCEPT THE OFFER OR AS TO HOW SUCH HOLDER SHOULD VOTE WITH RESPECT TO THE MERGER, IF ANY VOTE IS REQUIRED. THE SUMMARY OF THE MORGAN STANLEY OPINION SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In arriving at its opinion, Morgan Stanley, among other things: (i) reviewed certain publicly available financial statements and other business and financial information of the Company; (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company; (iii) reviewed certain financial forecasts prepared by the management of the Company; (iv) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company; (v) reviewed the reported prices and trading activity for the Shares; (vi) compared the financial performance of the Company and the prices and trading activity of the Shares with that of certain other comparable publicly-traded companies and their securities; (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions; (viii) considered the financial payments, through short-term agreements and funding of certain expenses, provided by the Parent in recent quarters in excess of amounts the Parent is obligated to provide under existing contracts, and concluded, based on information provided to Morgan Stanley by senior executives of the Company and representatives of the Parent, that the assumption that such payments will continue or increase may not be appropriate; (ix) participated in discussions and negotiations among representatives of the Company and the Parent and their financial and legal advisors; (x) reviewed the Merger Agreement and certain related documents; and (xi) considered such other factors as Morgan Stanley deemed appropriate.

     In rendering its opinion, Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by Morgan Stanley for purposes of the Morgan Stanley Opinion. In addition, Morgan Stanley assumed that the financial forecasts provided to it by the management of the Company were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was it furnished with any such appraisals. The Morgan Stanley Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the Morgan Stanley Opinion.

     The Morgan Stanley Opinion notes Morgan Stanley's understanding, based on information provided to it by senior executives of the Company and representatives of the Parent, that the Parent does not intend to sell its ownership interest in the Company to a third party, nor, as an alternative, will it support the spin-off or sale of one or more of the Company's principal lines of business. Accordingly, in arriving at the Morgan Stanley Opinion, Morgan Stanley did not solicit interest from any party with respect to the acquisition, business combination or other extraordinary transaction involving the Company or its assets, nor did Morgan Stanley receive any indication of interest in such an acquisition from any party other than the Parent.

     The following is a brief summary of material analyses performed by Morgan Stanley and reviewed with the Disinterested Board on July 30, 1997 in connection with the preparation of the Morgan Stanley Opinion and with its oral presentation to the Disinterested Board on such date:

     Common Stock Performance. Morgan Stanley's analysis of Common Stock performance consisted of a historical analysis of closing prices and trading volumes from January 1, 1994 through July 29, 1997 (the last full day of trading prior to the date of the Morgan Stanley Opinion) and a comparison of such performance to the indexed price performance of (i) the Standard & Poor's industrial average of 500 stocks (the "S&P 500"); and (ii) a composite of the following computer companies: IBM, Hewlett-Packard Company, Digital Equipment Corporation, NCR Corporation, Data General Corporation, Unisys Corp. and Sequent Computer Systems, Inc. (collectively, the "Hardware Index"). Morgan Stanley observed that over the periods from January 1, 1994 to July 29, 1997 and from January 1, 1996 to July 29, 1997, the Common Stock underperformed each of the S&P 500 and the Hardware Index. In the twelve months ended July 29, 1997, the Common Stock closed at a high of $14.000 per Share and a low of $8.125 per Share. Morgan Stanley noted that the Offer Price represented a premium of 1.6% over the closing price for the Common Stock on July 29, 1997, the last full day of trading prior to the public announcement of the Offer, a premium of 34.3% over the closing price for the Common Stock one month prior to the announcement of the Offer, and a premium of 39.1% over the closing price of the Common Stock three months prior to the announcement of the Offer.

     Comparable Company Analysis. As part of its analysis, Morgan Stanley compared certain financial information of the Company with that of IBM, Hewlett-Packard Company, Digital Equipment Corporation, NCR Corporation, Data General Corporation, Unisys Corp. and Sequent Computer Systems, Inc. (the "Comparable Companies"), which are publicly traded computer hardware companies that Morgan Stanley considered comparable in certain respects with the Company. Morgan Stanley's analysis included, among other things, a review for each of the Company and the Comparable Companies of (i) their respective aggregate values (market value of equity plus net debt and preferred stock) expressed as a multiple of their respective latest 12 months ("LTM") sales and (ii) the closing price on July 29, 1997 of each companies' common stock expressed as a multiple of their respective estimated earnings per share ("EPS") for the calendar years 1997 and 1998 (based on Institutional Brokers Estimate System estimates as of July 29, 1997). Applying this analysis, Morgan Stanley derived a range of implied prices per Share of $4.17 to $5.21 and $6.91 to $15.20 based on ranges of multiples of 20.0x to 25.0x the Company's internal 1997 EPS estimates and 13.0x to 17.0x the Company's internal 1998 EPS estimates, respectively.

     No company utilized as comparison in the Comparable Company Analysis is identical to the Company. In evaluating the Comparable Companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the Company and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Company or the industry or in the financial markets in general.

     Precedent Transaction Analysis. Using publicly available information, Morgan Stanley reviewed and analyzed certain recent precedent transactions in the computer hardware industry (the "Comparable Transactions") and certain recent precedent transactions in which affiliates acquired the outstanding equity interests in certain target companies in which they already owned an equity stake (the "Acquisitions by Minority Affiliates Transactions"), each as listed below, which, in Morgan Stanley's judgment, were deemed to be the most comparable to the Offer and the Merger for purposes of calculating valuation ranges for the Common Stock. The Comparable Transactions included Compaq Computer Corporation's pending acquisition of Tandem Computers, Inc., Gateway 2000 Inc.'s acquisition of Advanced Logic Research, Inc., Samsung Electronics' acquisition of all outstanding equity of AST Research, Inc., Silicon Graphics Inc.'s acquisition of Cray Research, Inc., and Hewlett-Packard Company's acquisition of Convex Computer Corporation. The Acquisitions by Minority Affiliates Transactions included Safeway Inc.'s acquisition of the remaining 65.5% interest in Vons Companies Inc., Hyundai Electronics' acquisition of the remaining 63.0% interest in Maxtor Corp., Intelligent Electronics Inc.'s acquisition of the remaining 71.8% interest in Future Now Inc., AirTouch Communications Inc.'s acquisition of the remaining 60% of Cellular Communications, and Cadbury Schweppes PLC's acquisition of the remaining 77.3% interest in Dr. Pepper/7-Up Companies.

     Morgan Stanley reviewed the prices paid in the Comparable Transactions, including analysis of the aggregate value of such transactions expressed as multiples of publicly available estimates of both 1997 LTM sales and operating income and the equity value of such transactions expressed as multiples of publicly available estimates of one-year forward net income of the respective targets. Morgan Stanley also reviewed the prices paid in the Acquisitions by Minority Affiliates Transactions and the share price paid in such transactions expressed as a premium over the trading price of those shares both one month prior and one day prior to announcement. The aggregate value for the Comparable Transactions expressed (i) as a multiple of 1997 LTM sales ranged from a low of 0.33x for Samsung Electronics' acquisition of AST Research to a high of 1.43x for Compaq Computer's acquisition of Tandem Computers' and (ii) as a multiple of 1997 LTM operating income ranged from a low of 9.9x for Gateway 2000's acquisition of Advanced Logic Research to a high of 22.2x for Compaq Computers' acquisition of Tandem Computers. The equity value for the Comparable Transactions expressed as a multiple of one-year forward net income ranged from a low of 13.4x for Gateway 2000's acquisition of Advanced Logic Research to a high of 23.5x for Silicon Graphics' acquisition of Cray Research. For the Acquisitions by Minority Affiliates Transactions, the share price paid expressed as a premium over the respective trading prices of the acquired company (i) one month prior to the announcement ranged from 42.5% for Intelligent Electronics' acquisition of Future Now to 7.3% for AirTouch Communications Inc.'s acquisition of Cellular Communications and (ii) one day prior to the announcement ranged from 42.9% for Hyundai Electronics' acquisition of Maxtor Corp. to 7.4% for AirTouch Communications' acquisition of Cellular Communications. Applying this analysis, Morgan Stanley derived ranges of implied prices per Share of (a) $8.27 to $17.23 based on a multiple range of 0.50x to 1.20x 1997 LTM sales; (b) $3.41 to $4.20 based on a range of 12.0x to 17.0x 1997 LTM operating income; (c) $4.81 to $8.51 based on a range of 13.0x to 23.0x one-year forward net income; (d) $11.55 to $12.99 based on a premium range of 20.0% to 35% for trading price one month prior; and (e) $11.34 to $13.41 based on a premium range of 10.0% to 30.0% for the unaffected trading price one day prior.

     No transaction utilized in the precedent transaction analysis is identical to the Offer and the Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the Company and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Company or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable transaction data.

     Discounted Equity Analysis. Morgan Stanley performed an analysis of the present value per Share of the Company's future trading price based on a range of multiples of EPS estimates for the Company for calendar years 1999 and 2000, using an illustrative range of multiples of EPS from 12.0x to 16.0x and an illustrative discount rate range of 16.0% - 20.0% based on Morgan Stanley's estimate of the theoretical return required by stockholders of the Company. Morgan Stanley based its discounted equity analysis on a number of financial and operating factors, including, but not limited to: (i) the Company's historical financial performance for calendar years 1994, 1995, 1996 and the first quarter of 1997; (ii) the second quarter of 1997 preliminary financial earnings results provided to Morgan Stanley by the Company; (iii) a comparison of the Company's January 1997 annual budget and the reduced financial outlook for the remainder of the 1997 fiscal year; and (iv) the preliminary revised forecast provided in the management's July 3, 1997 forecast for the remainder of the 1997 fiscal year (including sales and margin targets).

     Based on the information described above, Morgan Stanley developed and analyzed a range of potential earnings estimates for calendar years 1999 and 2000, and calculated a range of potential present values per Share using an illustrative discount rate range of 16.0%-20.0% and forward price-to-earnings multiples of 12.0x to 16.0x. Applying such estimates, Morgan Stanley calculated approximate ranges of implied values per Share of $2.19 to $15.46 for estimated 1999 EPS, and $3.44 to $14.24 for estimated 2000 EPS.

     Discounted Cash Flow Analysis. Morgan Stanley calculated ranges of implied equity value for the Company based upon the value discounted to the present of its projected five-year stream of unlevered cash flows plus a range of terminal values based upon a range of multiples of its projected net income for calendar year 2002, all based on various financial and operating scenarios prepared by the Company's management together with Morgan Stanley, less the net debt of the Company (net debt equals total debt less cash). The principal drivers in the return to profitability were assumed to be a combination of meaningful revenue growth and significant margin improvement. In conducting its analysis, Morgan Stanley made certain assumptions with regard to the Company's operations and working capital and applied discount rates reflecting a weighted average cost of capital ranging from 14.0% to 17.0% and terminal multiples ranging from 12.0x to 16.0x for net income for fiscal year 2002. Based on this analysis, Morgan Stanley determined an implied equity value range for the Company of $9.57 to $12.53 per share.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any particular analysis or factor considered by it. Furthermore, selecting any portions of Morgan Stanley's analyses, without considering all analyses, would create an incomplete view of the process underlying the Morgan Stanley Opinion. In addition, Morgan Stanley may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting for any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of the Company.

     In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. Where appropriate, Morgan Stanley discounted comparable industry and/or company data to reflect the Company's current and projected operating performance in relation to that of the relevant industry or comparable company group. The analyses performed by Morgan Stanley are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of Morgan Stanley's analysis of whether the consideration to be received by the holders of Common Stock (other than the Parent and its affiliates) pursuant to the Merger Agreement is fair from a financial point of view to such holders, and were conducted in connection with the delivery of the Morgan Stanley Opinion. The analyses do not purport to be appraisals or to reflect the prices at which the Company might actually be sold.

     As described above (see "-- Reasons for the Recommendations of the Board of Directors), the Morgan Stanley Opinion and the presentation delivered by Morgan Stanley to the Disinterested Board was one of a number of factors taken into consideration by the Board of Directors in making its determination to recommend approval of the Merger Agreement, the Offer and the Merger. Consequently, the Morgan Stanley analyses described above should not be viewed as determinative of the opinion of the Board of Directors or the view of management with respect to the value of the Company.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company retained Morgan Stanley based upon its experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. As part of its investment banking business, Morgan Stanley is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Morgan Stanley is a full-service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and financial advisory services. In the ordinary course of its trading and brokerage activities, Morgan Stanley or it affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in securities of the Company or the Parent.

     Pursuant to a letter agreement dated July 1, 1997, the Company has agreed to pay Morgan Stanley a transaction fee, payable upon consummation of the Merger, of approximately $4 million, which is based on the consideration to be received by the holders of shares other than the Parent and the Purchaser. In the event the Merger is not consummated, the Company has agreed to pay Morgan Stanley an advisory fee estimated to be between $150,000 and $250,000 which will reimburse Morgan Stanley for its time and efforts expended in connection with the Proposed Transaction. In addition, the Company agreed to reimburse Morgan Stanley for its expenses, including the fees and expenses of its counsel, and to indemnify Morgan Stanley for liabilities and expenses arising out of the engagement and the transactions in connection therewith, including liabilities under federal securities laws. In the past Morgan Stanley and its affiliates have provided financial advisory and financing services for the Parent and its affiliates and have received fees for the rendering of these services.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer and the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the best knowledge of the Company, during the past sixty days, no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate, or subsidiary of the Company, except for 2,666 Shares issued under the Company's Employee Stock Purchase Option Plan.

     (b) To the best knowledge of the Company, all of its executive officers and all of the directors constituting the Disinterested Board currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Statement, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth in this Statement, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Antitrust. Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares pursuant to the Offer is subject to such requirements.

     Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may not be consummated until the expiration of a fifteen calendar day waiting period following the required filing. Each of the Purchaser (on behalf of the Parent) and the Company filed a Notification and Report Form with respect to the Offer on August 1, 1997 and August 4, 1997, respectively. Accordingly, the waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on August 16, 1997, unless the Parent receives a request for additional information or documentary material, or the Antitrust Division and the FTC terminate the waiting period prior thereto. If, within such fifteen day period, either the Antitrust Division or the FTC requests additional information or material from the Parent concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by the Parent with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of the Parent. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties may engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Expiration or termination of applicable waiting periods under the HSR Act is a condition to the Purchaser's obligation to accept for payment and pay for Shares tendered pursuant to the Offer of the Offer to Purchase.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser's acquisition of Shares pursuant to the Offer and the Merger. At any time before or after the Purchaser's acquisition of Shares, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise or seeking divestiture of Shares acquired by the Purchaser or divestiture of substantial assets of the Parent or its subsidiaries. Private parties and state attorneys general may also bring action under the antitrust laws under certain circumstances.

     Based upon an examination of publicly available information relating to the businesses in which the Parent and the Company are engaged, the Parent and the Purchaser believe that the acquisition of Shares by the Purchaser will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 10 of the Offer to Purchase for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

     Exon-Florio Act. The Exon-Florio Act applies to all acquisitions proposed or pending on or after August 23, 1988, by or with foreign persons which could result in foreign control of persons engaged in interstate commerce in the United States. The Exon-Florio Act empowers the President of the United States to prohibit or suspend mergers, acquisitions or takeovers by or with foreign persons if the President finds, after investigation, credible evidence that the foreign person might take action that threatens to impair the national security of the United States and that other provisions of existing law do not provide adequate and appropriate authority to protect the national security.

     The President has designated The Committee on Foreign Investment in the United States ("CFIUS") as the agency authorized under the Exon-Florio Act to receive notices and other information, to determine whether investigations should be undertaken and to make investigations. Any determination by CFIUS that an investigation is called for must be made within thirty days after its acceptance of written notification concerning a proposed transaction. In the event that CFIUS determines to undertake an investigation, such investigation must be completed within forty-five days after such determination. Upon completion or termination of any such investigation, CFIUS must report to the President and present its recommendation. The President then has fifteen days in which to suspend or prohibit the proposed transaction or to seek other appropriate relief. In order for the President to exercise his authority to suspend or prohibit an acquisition, the President must make two findings: (i) that there is credible evidence that leads the President to believe that the foreign interest exercising control might take action that threatens to impair national security and (ii) that provisions of law other than the Exon-Florio Act and the International Emergency Economic Powers Act do not provide adequate and appropriate authority for the President to protect the national security in connection with the acquisition. Such findings are not subject to judicial review. If the President makes such findings, he may take action for such time as he considers appropriate to suspend or prohibit the relevant acquisition. The President may direct the Attorney General to seek appropriate relief, including divestment relief, in the District Courts of the United States in order to implement and enforce the Exon-Florio Act. The Exon-Florio Act does not obligate the parties to an acquisition to notify CFIUS of a proposed transaction. However, if notice of a proposed acquisition is not submitted to CFIUS, then the transaction remains indefinitely subject to review by the President under the Exon-Florio Act, unless it is determined that CFIUS does not have jurisdiction over the transaction.

     The Purchaser (on behalf of the Parent) and the Company made a filing under the Exon-Florio Act on August 1, 1997. Accordingly, CFIUS must determine by August 31, 1997 whether an investigation is called for. There can be no assurance that CFIUS will not determine to conduct an investigation of the proposed transaction and, if an investigation is commenced, there can be no assurance regarding the outcome of such investigation. If the results of such investigation are adverse to the Purchaser, the Purchaser may not be obligated to accept for payment or pay for any Shares tendered pursuant to the Offer.

     National Industrial Security Program. The Company sells certain products and services to the U.S. Department of Defense ("DoD") and the U.S. military services and is subject to the provisions of the National Industrial Security Program ("NISP") regarding the maintenance of certain security clearances for its personnel. The NISP is administered by the Defense Investigative Service ("DIS") of the DoD. DIS previously determined that the Company is subject to foreign ownership, control and influence ("FOCI") due to the Parent's existing ownership interest in the Company. In order to maintain its personnel security clearances under the NISP, the Company was required to put measures in place in 1981 intended to mitigate this FOCI as required and approved by the DIS. These measures include establishing a separate wholly-owned subsidiary, Amdahl Federal Service Corporation ("AFSC"), to provide product sales, consulting and maintenance services to the DoD and military services. AFSC is subject to a Voting Trust Agreement, pursuant to which control of AFSC is vested in certain independent trustees and the Company may not exercise control over AFSC. Although the Parent and the Purchaser are not aware of additional filings that are required under the NISP, there can be no assurance that the DIS will approve the continuation of such Voting Trust Agreement. In the event that DIS does not approve of the effect on AFSC of the transactions contemplated by the Merger Agreement, it may withdraw the security clearances currently held by AFSC personnel and AFSC may not be permitted to provide product sales, consulting and maintenance services to DoD and the military services.

     Competition Act and Investment Canada Act. The Company conducts certain operations in Canada. Certain provisions of Canada's Competition Act require pre-notification to the Director of Investigation and Research appointed under the Competition Act (the "Canadian Director") of the acquisition or establishment, direct or indirect, of control over or a significant interest in the whole or part of the business of a competitor, supplier, customer or other person where certain size of parties and size of transaction thresholds are exceeded. Where a short form filing is made, the parties must wait seven days before completing the transaction. In the case of a long form filing, the waiting period is twenty-one days. Where a short form notification is submitted, the Canadian Director may, within the seven day waiting period, require a long form to be provided, in which case a fresh long form waiting period will apply. These time periods may be reduced by the Canadian Director. Exemptions from mandatory prenotification include where the Canadian Director has issued an advance ruling certificate ("ARC") and the merger is substantially completed within one year after the issuance of the ARC. During the aforementioned waiting periods, the Canadian Director may apply to the Competition Tribunal, a special purpose Canadian Tribunal, for an interim order forbidding the completion or implementation of the proposed merger if the proposed merger is reasonably likely to prevent or lessen competition substantially and, in the absence of an interim order, a party to the proposed merger or any other person is likely to take an action that would substantially impair the ability of the Competition Tribunal to remedy the effect of the proposed merger on competition.

     At any time within three years of the completion of a transaction, the Canadian Director may challenge it by applying to the Competition Tribunal unless, as described below, an ARC has been obtained. Upon such application, if the Competition Tribunal finds that a merger or proposed merger prevents or lessens, or is likely to prevent or lessen, competition substantially, it may, among other things, order the disposition of the Canadian assets acquired in such transaction.

     An ARC may be issued by the Canadian Director if he is satisfied that there are insufficient grounds to challenge the merger. Where an ARC has been issued by the Canadian Director, there is no requirement to meet the prenotification requirements and no application may be brought by the Canadian Director to the Competition Tribunal, either before or after completion of the transaction, so long as the transaction is completed on the same facts, or substantially the same facts, as described in the application for the ARC. The Parent filed an application for an ARC on July 31, 1997, although there can be no assurance that an ARC will be issued, and intends to file any additional required notice and information with respect to its proposed acquisition and, to the extent necessary, observe any applicable waiting periods.

     The Investment Canada Act (the "ICA") requires that notice of the acquisition of "control" (as defined in the ICA) by "non-Canadians" (as defined in the ICA) of any "Canadian business" (as defined in the ICA) be furnished to Investment Canada, a Canadian governmental entity. The acquisition of Shares by the Purchaser pursuant to the Offer may constitute an indirect acquisition of a "Canadian business" within the meaning of the ICA. The Purchaser intends to file any notice required under the ICA.

     European Union Regulation. According to Company's 1996 10-K, the Company conducts substantial operations in the European Union (the "EU"). Regulation 4064/89 of the European Union (the "Merger Regulation") and Article 57 of the European Economic Area Agreement require that concentrations with a "Community dimension" be notified in prescribed form to the European Commission of the European Communities (the "European Commission") for review and approval prior to being put into effect. In such cases, the European Commission will, with certain exceptions, have exclusive jurisdiction to review the concentration, as opposed to the individual countries within the EU.

     The Parent filed a notification with the European Commission in accordance with the Merger Regulation on August 4, 1997. Transactions subject to the filing requirements of the Merger Regulation are suspended automatically until three weeks after receipt of the notification. The European Commission may extend the suspension period for such period as it finds necessary to make a final decision on the legality of the transaction. However, in the case of a public bid, the bidder may acquire shares of the target company during the suspension period (provided that the transaction has been duly notified to the European Commission), but may not vote such shares until after the end of the suspension period unless the European Commission grants permission to do so in order to maintain the full value of the bidder's investment.

     The European Commission must decide whether to initiate proceedings within one month after the receipt of the notification, subject to certain extensions for EU holidays if the information to be supplied with the notification is incomplete or if an individual country has requested a referral of the transaction (or part of it). If proceedings are initiated, the European Commission must reach a decision in the proceedings within four months of the commencement of the proceedings. During this period, the Purchaser may modify the transactions contemplated to remove any serious doubts of the Commission as to the compatibility of the transactions with the common market. If the European Commission fails to reach a decision within either of these time periods the transaction will be deemed to be compatible with the common market. If the European Commission declares the Offer to be incompatible with the common market, it may prevent the consumma-tion of the transaction, order a divestiture if the transaction has already been consummated, or impose conditions or other obligations.

     Other Foreign Laws. The Company's 1996 10-K indicates that Company and certain of its Subsidiaries conduct business in other foreign countries outside Canada and the EU where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer. Certain of such filings or approvals, if required or desirable, may not be made or obtained prior to the expiration of the Offer. After commencement of the Offer, the Purchaser will seek further information regarding the applicability of any such laws and currently intends to take such action as may be required or desirable. If any government or governmental authority or agency takes any action prior to the completion of the Offer that, in the sole judgment of the Purchaser, might have certain adverse effects, the Purchaser will not be obligated to accept for payment or pay for any Shares tendered.

     State Takeover Statutes. The Company is incorporated under the laws of Delaware. In general, Section 203 of the DGCL prevents an "Interested Stockholder" (generally defined as a person who owns or has the right to acquire 15% or more of a corporation's voting stock, or an associate or affiliate thereof) from engaging in a "Business Combination" (defined to include mergers and certain other transactions) with a Delaware corporation for three years following the date such person became an Interested Stockholder unless, among other things, before such person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the Business Combination. The Parent became an Interested Stockholder more than three years prior to the anticipated date of expiration of the Offer and, additionally, the Board of Directors, acting through the Disinterested Board, has approved the Merger Agreement and the Purchaser's acquisition of Shares pursuant to the Offer and the Merger and the other Transactions (see "Item 4: The Solicitation or Recommendation -- Background of the Transaction, Past Contacts. Transactions and Negotiations with the Parent and the Purchaser"). Accordingly, Section 203 is inapplicable to the transactions, including the Purchaser's acquisition of Shares pursuant to the Offer.

     A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law, and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

     The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Purchaser does not know whether any of these laws will, by their terms, apply to the Offer and has not complied with any such laws. Should any person seek to apply any state takeover law, the Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer and the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment any Shares tendered.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 1    Merger Agreement dated as of July 30, 1997 among the Parent, the Purchaser and the Company
    Exhibit 2    Opinion of Morgan Stanley & Co. Incorporated, dated July 30, 1997 (Attached to Schedule 14D-9 mailed to stockholders as Annex B)
    Exhibit 3    Joint Press Release of the Company and the Parent, issued July 30, 1997
    Exhibit 4    Letter dated July 30, 1997 from John C. Lewis to the stockholders of the
                 Company (Included with Schedule 14D-9 mailed to stockholders)
    Exhibit 5    Article Eleventh of the Certificate of Incorporation of the Company
    Exhibit 6    Article IX of the By-Laws of the Company
    Exhibit 7    Amdahl/Fujitsu 1982 Agreement, dated March 4, 1982, between the Parent and the Company
    Exhibit 8    Letter Agreement, dated April 3, 1984, between the Parent and the Company
    Exhibit 9    Joint Development Agreement between the Company and the Parent dated December
                 8, 1993 (Portions of this exhibit are deleted pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 10(aa) to the
                 Company's Form 10-K for the fiscal year ended December 31, 1993)
    Exhibit 10   Loan Agreement between the Company and the Parent dated January 29, 1994
                 (incorporated by reference to Exhibit 10(c) to the Company's Form 10-Q for the fiscal period ended April 1, 1994)
    Exhibit 11   First Amendment to Loan Agreement between the Company and the Parent dated
                 January 27, 1994 (incorporated by reference to Exhibit 10 to the Company's
                 Form 10-Q for the fiscal period ended March 28, 1997)
    Exhibit 12   Standstill Agreement, dated July 9, 1997, between the Parent and the Company
    Exhibit 13   Confidentiality Agreement, dated June 30, 1997, between the Parent and the
                 Company
    Exhibit 14   Joint Press Release of the Company and the Parent, issued August 5, 1997

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 5, 1997                            AMDAHL CORPORATION

                                          By:       /s/ JOHN C. LEWIS
                                            ------------------------------------
                                                       John C. Lewis
                                            Chairman of the Board, President and
                                                  Chief Executive Officer

                                                                         ANNEX A

                               AMDAHL CORPORATION
                            1250 EAST ARQUES AVENUE
                        SUNNYVALE, CALIFORNIA 94088-3470
                                 (408) 746-6000

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

     This Information Statement is being mailed on or about August 5, 1997, with the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Amdahl Corporation, a Delaware corporation(the "Company"), with respect to the Offer to Purchase dated August 5, 1997 (as amended or supplemented, the "Offer to Purchase") of Fujitsu International, Inc., a Delaware corporation and a wholly owned subsidiary of Fujitsu Limited (the "Purchaser"), a Japanese corporation (the "Parent"). The Purchaser is offering to purchase all of the outstanding shares of Common Stock, par value $.05 per share (the "Common Stock") of the Company at a price of $12.00 per share, net to the seller in cash (the "Offer"). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 30, 1997 (the "Merger Agreement"), by and among the Parent, the Purchaser and the Company. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser (the "Purchaser Designees") to at least a majority of the seats on the Board of Directors (the "Board") of the Company pursuant to the Merger Agreement. The Merger Agreement is more fully described under Item 3 of the Schedule 14D-9, to which this Information Statement is attached as Annex A. Capitalized terms used and not defined herein have the meanings assigned to them in the Schedule 14D-9.

     The information with respect to the Purchaser Designees has been supplied to the Company by the Purchaser for inclusion or incorporation by reference herein, and the Company assumes no responsibility for the accuracy or completeness of such information.

     This Information Statement is required by Section 14(f) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

THE PURCHASER DESIGNEES

     Pursuant to the Merger Agreement and subject to compliance with applicable law, upon the Purchaser's acceptance for payment by the Purchaser of such number of shares of Common Stock as shall constitute satisfaction of the Minimum Condition, the Purchaser will be entitled to designate the number of directors, rounded up to the next whole number, on the Board, that equals the product of
(i) the total number of directors on the Board and (ii) the percentage that the number of shares of Common Stock owned by the Purchaser (including shares of Common Stock accepted for payment) and the Parent bears to the total number of shares of Common Stock issued and outstanding, provided, that there shall always be at least two directors in office as of the date of the Merger Agreement who are not employees of the Company or any of its subsidiaries or affiliates or of the Parent or the Purchaser (each, a "Continuing Director"). The Company also will use its best efforts to cause the same percentage of directors designated by the Purchaser, as determined above, to sit on all committees of the Board, each board of directors of each subsidiary of the Company and each committee of such subsidiary boards.

     The Purchaser has informed the Company that it will choose the Purchaser Designees from the directors and executive officers listed in Schedule I to the Purchaser's Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with the Schedule 14D-9. The Purchaser has informed the Company that each of the directors and executive officers listed in Schedule I to the Offer to Purchase has consented to act as a director, if so designated. The business address of each such person is c/o Fujitsu Limited, Marunouchi Center Building, 6-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100 Japan.

     It is expected that the Purchaser Designees may assume office at any time following the purchase by the Purchaser of the specified number of shares of Common Stock pursuant to the Offer as shall constitute the Minimum Condition, which purchase cannot be earlier than September 5, 1997.

CERTAIN INFORMATION CONCERNING THE COMPANY

     The authorized capital stock of the Company consists of (a) 200,000,000 shares of Common Stock and (b) 5,000,000 shares of preferred stock, $1.00 par value. The shares of Common Stock constitute the only class of voting securities of the Company outstanding. As of the close of business on July 29, 1997, there were 122,957,555 shares of Common Stock outstanding. None of the Company's 5,000,000 authorized shares of preferred stock are outstanding. The Board currently consists of ten members, consisting of seven directors now in office and three vacancies caused by the resignation on June 29, 1997 of three directors who are employees of the Parent.

     Each share of Common Stock entitles the record holder to one vote. Stockholders may cumulate their votes for the election of directors. This means that a stockholder can give one nominee a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the stockholder is entitled. Or, the stockholder may distribute these votes among as many nominees as he or she chooses.

THE CURRENT MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY

     To the extent the Board will consist of persons who are not Purchaser Designees, the Board is expected to continue to consist of those persons who are currently directors of the Company who do not resign. The current directors of the Company, their ages as of July 29, 1997, and their positions and terms of office with the Company are set forth below:

                                                                        DIRECTOR         AGE AS OF
              NAME                            POSITION                   SINCE         JULY 29, 1997
---------------------------------  -------------------------------    ------------     -------------
John C. Lewis                      Chairman of the Board,                 1977               61
                                   President and Chief Executive
                                   Officer
Michael R. Hallman(1)              Director                               1995               52
E.F. Heizer, Jr.(1)                Director                               1972               67
Burton G. Malkiel, Ph.D.(1)        Director                               1981               64
George R. Packard, Ph.D.(2)(3)     Director                               1987               65
Walter B. Reinhold(2)(3)           Director                               1981               72
J. Sidney Webb(2)(3)               Director                               1984               77

---------------

(1) Member of the Audit Committee of the Company.

(2) Member of the Nominating Committee of the Company.

(3) Member of the Compensation and Stock Plan Administration Committees of the Company.

     Mr. Lewis was elected Chairman of the Board in 1987 and was reelected President and Chief Executive Officer on March 15, 1996. He was President of the Company from 1977, when he joined the Company, until 1987. He was the Company's Chief Executive Officer from 1983 until 1992. He is a director of Cypress Semiconductor Corporation; Vitesse Semiconductor Corporation; Infinity Financial Technology, Inc.; and Pinnacle Systems, Inc.

     Mr. Hallman is the founder and President of The Hallman Group, a management consulting firm which focuses on marketing, sales, business development and strategic planning for the information systems industry. Mr. Hallman was President and Chief Operating Officer of Microsoft Corporation from 1990 until 1992, and Vice President of the Boeing Company and President of Boeing Computer Services from 1987 until 1990. From 1967 until 1987, he worked for IBM Corporation in various sales and marketing executive positions. Mr. Hallman is currently a director of In Focus Systems, Inc.; Intuit, Inc.; Timeline Inc.; Keytronics

Corporation; and Network Appliance, Inc., as well as a number of private hardware and software technology startups. He provided consulting services to the Company in 1994 and 1995, prior to becoming a Board member.

     Mr. Heizer is engaged in the formation and development of businesses from both a management and investment standpoint. He has been Chairman of the Heizer Center for Entrepreneurship at Kellog Graduate School of Management at Northwestern University since 1992. He has also been Vice President since 1995, and a member of the Executive Committee since 1992, of the Yale Law School. He was Chairman of the Board of Directors and Chief Executive Officer of Heizer Corporation, a business development firm, from 1969 until 1985. Mr. Heizer is currently a director of Chesapeake Energy Corporation and Material Sciences Corporation. He is also a director of a number of private companies. He has been Chairman of the Company's Audit Committee since 1974.

     Dr. Malkiel has been Chemical Bank Chairman's Professor of Economics at Princeton University since 1988. Dr. Malkiel was Dean of the Yale School of Organization and Management from 1981 through 1987. Dr. Malkiel served on President Ford's Council of Economic Advisors. He is currently a director of Baker Fentress Inc.; the Jeffrey Co.; The Prudential Insurance Company of America; Southern New England Telecommunications Co.; and the Vanguard Group of Investment Companies.

     Dr. Packard is a member of The Advisory Council to the Fujitsu Research Institute in Tokyo. He is also Professor and Director of the Reischauer Center for East Asian Studies of the School of Advanced International Studies at John Hopkins University. He was Dean of the School from 1979 through 1993. Since 1994 he has concurrently served as Professor and Director of the Reischauer Center and Visiting President of the International University of Japan. From 1976 to 1979 he was Deputy Director of the Woodrow Wilson International Center in Washington, D.C. He is currently a director of the Mercantile-Safe Deposit and Trust Funds; OFFITBANK; and GRC International Corp.

     Mr. Reinhold has been Chairman of the Board since 1976, and was Chief Executive Officer from 1976 to 1991, of Varco International, Inc. He currently is a director of Revco D.S., Inc. and The Petroleum Equipment Suppliers Association. Mr. Reinhold was Chairman of the Company's Benefit Plan Administration Committee from 1983 through 1992 and has been Chairman of the Compensation Committee since 1983. He was appointed Chairman of the Nominating Committee in February 1996 and Chairman of the Stock Plan Administration Committee in November 1996.

     Mr. Webb has been Chairman of the Board since 1984 of The Titan Corporation, and an independent consultant since his retirement in 1982 from TRW-Fujitsu Co., a joint venture between the Parent and TRW, Inc. From 1980 to 1982, Mr. Webb was President of TRW-Fujitsu Co. In addition, he was a director of TRW from 1966 until 1981. Mr. Webb is a director of EIP Microwave, Inc.; Plantronics, Inc.; and Visigenics.

BOARD MEETINGS AND COMMITTEES

     The Board of Directors held six meetings during 1996.

     The Board has an Acquisition Committee, an Audit Committee, a Compensation Committee, a Nominating Committee and a Stock Plan Administration Committee.

     The Audit Committee is responsible for approving the services performed by the Company's independent public accountants and for reviewing and evaluating the Company's accounting principles and reporting practices and its system of internal accounting controls. This committee, currently consisting of Messrs. Hallman, Heizer and Dr. Malkiel, held six meetings during 1996.

     The Compensation Committee is responsible for reviewing and approving the Company's compensation policies and administering the Company's employee benefit programs, excluding the Company's stock plans. The committee held five meetings during 1996, and currently consists of Messrs. Reinhold, Webb and Dr. Packard.

     The Nominating Committee, established by the Board of Directors on February 8, 1996, is responsible for determining and recommending to the Board of Directors candidates to stand for election to the Board of

Directors. This committee has not yet held a meeting and currently consists of Messrs. Reinhold, Webb and Dr. Packard.

     The Stock Plan Administration Committee, established by the Board of Directors on November 1, 1996, has exclusive authority to make all stock option grants and other awards under the Company's stock plans and to otherwise administer all the terms and provisions of the plans. The committee held one meeting in 1996 and currently consists of Messrs. Reinhold, Webb and Dr. Packard.

EXECUTIVE OFFICERS OF THE COMPANY

     The current executive officers of the Company, their ages as of July 29, 1997, and their positions with the Company are set forth below:

                           AGE AS OF
        NAME             JULY 29, 1997                             POSITION
---------------------    -------------     --------------------------------------------------------
John C. Lewis                  61          Chairman of the Board, President and Chief Executive
                                             Officer
David L. Anderson              49          Vice President and Chief Technical Officer
Michael R. Carabetta           48          Vice President and General Manager, A+ Software Group
William F. Ferone              53          Vice President and General Manager, Customer Services
William Flanagan               57          Vice President, Compatible Products Operations
Charles E. Fonner              54          Vice President and General Manager, The SmartCard Group
Gregory R. Grodhaus            49          Vice President, Marketing
Orval J. Nutt                  56          Vice President, Market Planning
Michael J. Poehner             50          President, DMR Consulting Group, Inc.
Anthony M. Pozos               57          Senior Vice President, Human Resources and Corporate
                                             Services
William R. Riley               54          Vice President, Field of Operations, North America
Bruce J. Ryan                  54          Executive Vice President and Chief Financial Officer
Ernest B. Thompson             60          Vice President and Controller
David B. Wright                48          Executive Vice President, Amdahl Systems

     Information with respect to Mr. Lewis is included under "The Current Members of the Board of Directors of the Company."

     Mr. Anderson joined the Company in 1971 and was elected Vice President, Processor Product Management in 1987. In 1989 Mr. Anderson became Vice President of Advanced Systems and in 1992 became Vice President of Compatible Products Development. In 1993 he was appointed Vice President and General Manager of Compatible Systems, and in January 1996 became Chief Technical Officer and Vice President of Enterprise Server Development. In January 1997 he was appointed Vice President, Corporate Technology Group, while retaining his position as Chief Technical Officer.

     Mr. Carabetta joined the Company in 1994 as Vice President and General Manager of Open Enterprise Systems. In January 1997 he became Vice President and General Manager of the A+ Software Group. Prior to joining the Company, Mr. Carabetta worked at Digital Equipment Corporation, where he served as Vice President Finance and Administration, Business Systems from 1993 to 1994. He had previously been Group Manager at Digital Equipment Corporation.

     Mr. Ferone joined the Company in 1978 and was elected Vice President of Customer Services in 1987. In 1988 he became Vice President of Unix Systems. Mr. Ferone was elected to the position of Vice President, Marketing, Open Systems Operations in 1990 and to the position of Vice President and General Manager of Customer Services 1992. In January 1996 he was appointed Vice President of Customer Services.

     Mr. Flanagan joined the Company in 1973 and was elected Vice President of Manufacturing in 1985. In 1993 he became Vice President of Operations, Compatible Systems and in 1994 he was appointed Vice President, Business and Marketing, Compatible Systems. In January 1996 Mr. Flanagan became Vice President and General Manager of Compatible Systems. In January 1997 he was appointed Vice President and General Manager, Compatible Business Group. In July 1997, Mr. Flanagan became Vice President of Compatible Products Operations.

     Mr. Fonner joined the Company in 1979 and was elected Vice President of Systems Marketing in 1991. In 1992 Mr. Fonner became Vice President of Product Management and Marketing. In January 1996 he became Vice President of Business Development, and in November 1996 he was appointed Vice President and General Manager, The SmartCard Group.

     Mr. Grodhaus joined the Company in 1995 as Vice President and General Manager of Enterprise Storage Systems. In January 1997 he was appointed Vice President and General Manager, Server Business Group. Before joining the Company, he was the President and Chief Executive Officer of IPL Systems, prior to which he served in a variety of roles at Memorex Telex Corporation. In July 1997, Mr. Grodhaus became Vice President of Marketing.

     Mr. Nutt joined the Company in 1976 and was elected Vice President of Corporate Marketing in 1986 and Vice President and General Manager of U.S. Operations in 1991. In 1993 Mr. Nutt became Vice President and General Manager of Worldwide Field Operations. In January 1996 he became Chief Marketing Officer and Vice President of Corporate Marketing. In July 1997, Mr. Nutt became Vice President of Market Planning.

     Mr. Poehner joined the Company in 1992 as Vice President and General Manager, East Area, Office of Field Operations. In 1994 he became Vice President and General Manager of the Business Solutions Group. In 1995 he was appointed President and Chief Operating Officer of DMR Group Inc. Then in June 1996 Mr. Poehner was appointed Chief Executive Officer, while retaining his position as President. As of July 1997, Mr. Poehner serves as the President of DMR Consulting Group, Inc.

     Mr. Pozos has been Senior Vice President, Human Resources and Corporate Services since 1986. Mr. Pozos joined the Company in 1976 as Corporate Vice President, Industrial Relations, and in 1983 assumed responsibility for Corporate Services.

     Mr. Riley joined the Company in 1980. He held positions of increasing responsibility within the Company until he was appointed Area General Manager, North America, Office of Field Operations in January 1996. In November 1996 Mr. Riley was appointed Vice President & General Manager, Worldwide Sales. In July 1997, Mr. Riley became Vice President, Field Operations, North America.

     Mr. Ryan joined the Company in 1994 as Senior Vice President, Chief Financial Officer and Corporate Secretary. In January 1996 he became Executive Vice President and retained his positions of Chief Financial Officer and Corporate Secretary. From 1993 through 1994 Mr. Ryan was Vice President of Industry Marketing at Digital Equipment Corporation, where prior to which he served as Vice President and Corporate Controller. As of July 1997, Mr. Ryan serves as the Executive Vice President and Chief Financial Officer.

     Mr. Thompson joined the Company in 1978 as Controller. He was elected Vice President in 1980.

     Mr. Wright joined the Company in 1987 as a regional Vice President of Sales. After being named Vice President of Commercial U.S. Sales in 1989 and Vice President and General Manager of European Operations in 1992, Mr. Wright was appointed Vice President and General Manager of Worldwide Field Operations in 1993. In January 1996 he became Executive Vice President of the Enterprise Computing Group. In July 1997, Mr. Wright became Executive Vice President, Amdahl Systems.

BENEFICIAL OWNERSHIP OF SHARES

     The beneficial ownership for each person or entity known by the Company to beneficially own 5% or more of the outstanding shares of Common Stock as of July 29, 1997 is shown below:

                                                                 NUMBER       APPROXIMATE
                          NAME AND ADDRESS                     OF SHARES        % OWNED
        -----------------------------------------------------  ----------     -----------
        The Prudential Insurance Company of America(1).......  10,352,218          8.4%
          751 Broad Street
          Newark, New Jersey 07102-3777
        Fujitsu Limited(2)...................................  51,811,664         42.1%
          6-1 Marunouchi 1-chome
          Chiyoda-ku
          Tokyo, 100 Japan

---------------

(1) According to a Schedule 13G filed with the Security and Exchange Commission on February 10, 1997, as of December 31, 1996, The Prudential Insurance Company of America ("Prudential") held 2,000 shares for the benefit of its general account. In addition, Prudential may have had direct or indirect voting and/or investment discretion over 10,350,218 shares, which were held for the benefit of its clients in separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates. Prudential reported the combined holdings of these entities for the purpose of administrative convenience. Prudential acquired these shares in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Company.

(2) Parent has sole dispositive and voting power over these shares. In addition to its share ownership, Parent has extensive business relationships with the Company. On August 5, 1997, Parent commenced a tender offer for all of the outstanding shares of Common Stock.

     The following table lists the beneficial ownership of Common Stock as of July 29, 1997 by each director, the chief executive officer, the four other most highly compensated executive officers, and all directors and executive officers as a group.

                                                               NUMBER        APPROXIMATE %
                               NAME                         OF SHARES(1)       OWNED(2)
        --------------------------------------------------  ------------     -------------
        John C. Lewis.....................................       643,490         *
        Michael R. Hallman................................        15,000         *
        E. F. Heizer, Jr. ................................        37,000         *
        Burton G. Malkiel, Ph.D...........................        31,052**       *
        George R. Packard, Ph.D...........................        29,000         *
        Walter B. Reinhold................................       107,605         *
        J. Sidney Webb....................................        33,000         *
        William F. Ferone.................................       135,450         *
        Michael J. Poehner................................        38,053***      *
        Bruce J. Ryan.....................................       102,551         *
        David B. Wright...................................       154,012         *
        All directors and executive officers as a group
          (20 persons)....................................     2,008,624          1.6%

---------------

  * Less than 1%.

 ** Includes 1,000 shares held by the Jonathan P. Malkiel Trust of which Dr.
    Malkiel is a trustee with shared voting, but sole investment power.

*** Includes 900 shares (450 each) held by Mr. Poehner as custodian for his two children. Mr. Poehner has sole voting and investment power over these shares.

(1) These shares are subject to the sole voting and investment power of the indicated person(s). The figures include shares that could be purchased by exercise of options within 60 days of July 29, 1997 (including stock options which have exercise prices above $12.00) as held by: Mr. Lewis, 369,600 shares; Mr. Hallman, 15,000 shares; Mr. Heizer, 29,000 shares; Dr. Malkiel, 29,000 shares; Dr. Packard, 28,000 shares; Mr. Reinhold, 29,000 shares; Mr. Webb, 29,000 shares; Mr. Ferone, 113,800 shares; Mr. Poehner, 23,400 shares; Mr. Ryan, 36,250 shares; Mr. Wright, 82,150 shares; and all directors and executive officers as a group, 1,309,900 shares.

(2) Percent of the 122,957,555 shares outstanding as of July 29, 1997, counting as outstanding for each named person all shares issuable to such person on exercise of stock options that are included in the first column.

           INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THIS MERGER

     In considering the recommendation of the Board of Directors, stockholders of the Company should be aware that certain officers and directors of the Company have certain interests in the Offer and the Merger, including those referred to below, that present actual or potential conflicts of interest in connection with the Offer and the Merger. The Disinterested Board was aware of these potential or actual conflicts of interest and considered them along with other matters described under Item 4 of the Schedule 14D-9 to which this Information Statement is attached.

INTERESTS OF CERTAIN DIRECTORS OF THE COMPANY AFFILIATED WITH THE PARENT AND THE PURCHASER

     Two members of the Company's Board of Directors, Mr. Webb and Dr. Packard, entered into consulting agreements with the Parent in 1991, under which they provide certain consulting services to the Parent in exchange for a retainer fee of $40,000 (Mr. Webb) and $70,000 (Dr. Packard) per year. In addition, Dr. Packard serves on The Advisory Council to the Fujitsu Research Institute. In light of such interests Mr. Webb and Dr. Packard have not participated in the consideration, voting or approval of the Offer or the Merger on behalf of either of the Company or the Parent and the Purchaser.

     Certain former directors of the Company were employees of the Parent when they served as non-employee directors of the Company. All such directors resigned from the Board of Directors of the Company prior to the negotiation of the Offer and the Merger and did not participate in the Company's consideration, voting or approval of the Offer or the Merger. See Item 4 of the Schedule 14D-9 to which this Information Statement is attached. Such former directors included Mr. Keizo Fukagawa, who currently holds options to purchase 15,000 shares, all of which are currently exercisable, of which 10,000 are vested for an exercise price over $12.00 per share, and 5,000 are exercisable for $7.125 per share; and Mr. Kazuto Kojima, who currently holds options to purchase 5,000 shares at an exercise price of $5.3125 per share exercisable for a period of three months commencing on June 29, 1997, and options to purchase 7,500 shares at exercise prices above $12.00 per share exercisable for a period of six months commencing on June 29, 1997.

INTERESTS OF BOARD MEMBERS WITH RESPECT TO COMPENSATION AND SHARES

     During fiscal 1996 and 1997, non-employee members of the Company's Board of Directors received the following compensation: (i) $20,000 per year; (ii) $1,000 for each meeting of the Board of Directors attended; (iii) $500 for each teleconference and committee meeting attended; (iv) a nonqualified stock option to purchase 5,000 shares pursuant to the Automatic Grant Program (the "Automatic Grant Program") of the Company's 1994 Stock Incentive Plan (the "1994 Stock Plan"), at the time of their election to the Board; and (v) a nonqualified stock option to purchase 5,000 shares pursuant to the Automatic Grant Program, on the date of the Company's annual meeting, provided such individual had served as a non-employee director of the Company for at least twelve months. Each grant made under the Automatic Grant Program has an exercise price equal to the fair market value on the grant date and a maximum term of fifteen years. Each option is immediately exercisable for all of the option shares. Any shares purchased under the option will be repurchased by the Company at the original exercise price if the director ceases Board service before the shares vest or before completing four years of Board service. If the director terminates Board service for any reason (other than removal for cause) after four years, the option shares immediately vest and the option, remains exercisable until the expiration of the option term. Otherwise, the option shares will vest in two equal annual installments, with the first installment vesting one year after the automatic grant date. In addition, non-employee members of the Board of Directors are entitled to be reimbursed for expenses related to these meetings. Directors may defer all or part of their compensation under the Director Fee Deferral Plan. The deferred compensation will be paid to the director at a selected time with interest, at a specified formula rate, either in a lump sum or on an annual installment basis. The 1994 Stock Incentive Plan also contains a special stock acquisition program for the non-employee directors. They may elect to apply all or a portion of their annual retainer fee to purchase unvested shares.

     The Automatic Grant Program provides that upon a "change in control" (as defined in the 1994 Stock Plan), all outstanding options issued to non-employee directors under the Automatic Grant Program will immediately vest. Thus, upon consummation of the Offer, all options issued to non-employee directors under the Automatic Grant Program will vest. Many of the Company's non-employee directors also have options outstanding under the Company's Stock Option Plan
(1974) (the "1974 Option Plan"), which will vest at the Effective Time in accordance with the terms of that Plan. Pursuant to the Merger Agreement, all such options will be canceled at the Effective Time and, in consideration of such cancelation, each optionholder will receive for each share subject to such an option an amount in cash equal to the excess, if any, of the Merger Consideration over the per share exercise price of the option. The current non-employee directors of the Company own options to purchase a total of 159,000 shares at various exercise prices. Of these, options to purchase 100,000 shares are exercisable at a price which is above the Offer Price and will, therefore, not give rise to the right to receive such excess. See Item 3 of the Schedule 14D-9 to which this Information Statement is attached.

INTERESTS OF EXECUTIVE OFFICERS OF THE COMPANY WITH RESPECT TO SHARES

     The Company's executive officers (including the only employee director) have options outstanding to purchase shares under the 1974 Option Plan and the Discretionary Grant Program (the "Discretionary Grant Program") of the 1994 Stock Plan. Shares subject to such vested options will receive an amount in cash equal to the excess, if any, of the Merger Consideration over the per share exercise price of the option to be paid at the Effective Time. Unvested options will receive the excess, if any, of the Merger Consideration over the per share exercise price of the option at such time such options would have vested. See
Item 3 of the Schedule 14D-9 to which this Information Statement is attached.

     During the 1996 fiscal year and in the first two quarters of 1997, the administrator of the 1994 Stock Plans granted options to purchase 929,000 shares to the Company's current executive officers, including the following: John C. Lewis (150,000), William F. Ferone (57,000), Michael Poehner (50,000), Bruce J. Ryan (108,000), David B. Wright (108,000). In addition, executive officers of the Company (including Mr. Lewis) received grants of Restricted Stock under the Discretionary Grant Program. These restrictions generally lapse and the stock vests over a period of three to four years. Under the Discretionary Grant Program, the Restricted Stock is purchased by the grantee at par value and may not be sold until it vests. Grantees will receive the Merger Consideration at the time their Restricted Stock would have vested.

     To the knowledge of the Company, as of July 29, 1997, the current directors and officers of the Company, as a group, beneficially owned, directly or indirectly, or exercise control or direction over 698,724 shares, not including unexercised options, representing approximately 0.6% of the outstanding shares.

     The directors and executive officers of the Company will be entitled to receive, as contemplated by the Merger Agreement, cash payments in the manner set forth in the table below (see Item 3 of the Schedule 14D-9 to which this Information Statement is attached):

SHARES AND OPTION AMOUNTS WITH RESPECT TO THE COMPANY'S DIRECTORS AND EXECUTIVE
                                    OFFICERS

                                                                  OPTIONS             VALUE OF
                                                             CONVERTED TO CASH       RESTRICTED
                                               DOLLAR      AT TIME OF OFFER AND       STOCK AND
                                             AMOUNT AT            MERGER            OPTIONS TO BE
                                  OWNED        OFFER      -----------------------   PAID IN CASH     TOTAL CASH
             NAME                SHARES*       PRICE      SHARES       DOLLARS      A LATER DATE    CONSIDERATION
-------------------------------  -------     ----------   -------   -------------   -------------   -------------
John C. Lewis..................  164,115     $1,969,380   233,625   $1,415,625.00   $1,481,362.50   $4,826,365.50
David L. Anderson..............   20,943        251,316   213,750      748,328.12      224,765.63    1,244,409.75
Michael R. Carabetta...........    1,116         13,392    16,900       41,493.75      221,193.75      276,079.50
William F. Ferone..............   12,387        148,644   133,000      939,343.74      215,921.63    1,303,909.37
William Flanagan...............    8,551        102,612    78,150      486,009.37      219,065.93      807,687.30
Charles E. Fonner..............    7,625         91,500    46,650      325,603.12      119,203.13      536,306.25
Gregory R. Grophaus............        0              0         0               0      280,078.13      280,078.13
Orval J. Nutt..................    1,144         13,728   116,500      693,656.25       93,937.50      801,321.75
Michael J. Poehner.............    6,253**       75,036    31,400      185,312.50      183,125.00      443,473.50
Anthony M. Pozos...............   53,094        637,128   184,450    1,069,890.62      212,765.63    1,919,784.25
William R. Riley...............    4,384         52,608    20,100      129,593.74      184,687.50      366,889.24
Bruce J. Ryan..................   16,751        201,012   121,750      193,515.62      861,396.88    1,255,924.50
Ernest B. Thompson.............      229          2,748    55,300      391,681.25       57,168.75      451,598.00
David B. Wright................   26,312        315,744   104,550      693,796.87      712,396.88    1,721,937.75
Michael R. Hallman.............        0              0     5,000       16,406.25               0       16,406.25
E.F. Heizer, Jr................    8,000         96,000    11,000       47,968.75               0      143,968.75
Burton G. Malkiel, Ph.D........    1,052***      12,624    11,000       47,968.25               0       60,592.75
George R. Packard, Ph.D........    1,000         12,000    10,000       40,781.25               0       52,781.25
Walter B. Reinhold.............   78,605        943,260    11,000       47,968.75               0      991,228.75
J. Sidney Webb.................    4,000         48,000    11,000       47,968.75               0       95,968.75

This table does not include options that are not exercisable for under $12.00.
---------------
  * Does not include Restricted Stock.

 ** Does not include 900 shares held by Mr. Poehner as custodian for his two children. Mr. Poehner has sole voting and investment power over these shares.

*** Does not include 1,000 shares held by the Jonathan P. Malikiel Trust of which Dr. Malkiel is a trustee with shared voting, but sole investment power.

SEVERANCE AGREEMENTS.

     The Company has enacted the Executive Officer Severance Plan (the "EOSP") which applies to each executive officer of the Company who is subject to the short-swing profit restrictions of Section 16 of the Exchange Act. Under the EOSP, if an executive officer's employment is terminated by the Company, or such individual resigns for good reason (including a reduction in duties or compensation or a relocation of place of employment), within 18 months following the Merger, then such executive officer will immediately vest in all of his outstanding stock options and Restricted Stock and his account balance under the Short-Term Executive Incentive Performance Plan (the "Short-Term Plan") and will also receive for a period of two years from the date of such termination or resignation: (i) continuation of base salary, (ii) the average bonus payable to active officers of the same salary level during the severance period, (iii) continued health care coverage for such officer and his dependents, (iv) continued life insurance coverage and (v) continued vesting in his account balance under the Long-Term Executive Incentive Performance Plan (the "Long-Term Plan"). In November 1995, the Compensation Committee of the Company committed to make available to Mr. Lewis a retirement benefit pursuant to which he will be entitled to the following benefits, in addition to his benefits under the ESOP, upon his retirement from the Company: (i) a retirement benefit valued at approximately $920,000, (ii) continued health care coverage for him and his wife for life, (iii) continuation on the Company's Board of Directors for at least one full term following his retirement at a fee of $50,000 per year, (iv) annualization of his compensation for purposes of any allocation made to his account under the Long-Term Plan for the year of his retirement and (v) secretarial services and office space.

     The Short-Term Plan and Long-Term Plan are part of the Company's executive incentive plan which provides benefits, some of which are not payable until termination of employment. Under these plans, certain executive officers and other key employees receive incentive awards each year based upon the Company's progress in achieving long-term business objectives. The combined total aggregate annual award for the participants under these plans may not exceed 2% of the Company's consolidated pre-tax earnings for the year.

INDEMNIFICATION AGREEMENTS.

     In May, 1987, the Company's stockholders approved a provision in the Company's Bylaws authorizing the Company to enter into indemnification agreements with its officers and directors. Since that time, the Company has entered into indemnification agreements pursuant to which the Company agreed to hold harmless and indemnify its directors to the fullest extent permitted under the DGCL. Since November 1996, the Company also has entered into indemnification agreements with its officers. Pursuant to these indemnification agreements, the Company has agreed to hold harmless and indemnify its officers against any and all expenses and loss actually and reasonably incurred by such officer in connection with an actual or threatened action, suit or proceeding to which the officer is or is threatened to become a party by reason of the fact that such officer is or was an officer of the Company or is or was serving at the request of the Company. No indemnification for officers shall be paid by the Company:
(i) except to the extent that the aggregate loss to be indemnified exceeds the amount for which director and officer insurance is available, (ii) if remuneration is in violation of law, (iii) on account of any suit in which judgment is rendered against such officer pursuant to Section 16(b) of the Exchange Act, (iv) on account of knowingly fraudulent, deliberately dishonest or willful misconduct, or (v) if a court determines that such indemnification is not lawful.

     In addition, the Merger Agreement contains certain provisions with respect to indemnification of directors and executive officers and maintenance of directors and officers insurance subsequent to the Effective Time. See Item 3 of the Schedule 14D-9 to which this Information Statement is attached.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION
                       CONCERNING DIRECTORS AND OFFICERS

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

     The following table provides summary information covering compensation paid or accrued to both of the individuals who served as the Company's Chief Executive Officers in 1996 and each of the four other most highly compensated executive officers of the Company in 1996 (hereafter referred to as the "named executive officers") for services rendered during the last three fiscal years ended December 30, 1994, December 29, 1995 and December 27, 1996:

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG-TERM COMPENSATION AWARDS
                                        ANNUAL COMPENSATION                ----------------------------------------------
                            --------------------------------------------                  SECURITIES
         NAME AND                                             OTHER         RESTRICTED    UNDERLYING
        PRINCIPAL                                            ANNUAL           STOCK        OPTIONS/        ALL OTHER
         POSITION           YEAR   SALARY($)  BONUS($)   COMPENSATION($)   AWARDS($)(1)    SARS(#)     COMPENSATION($)(2)
--------------------------  ----   --------   --------   ---------------   ------------   ----------   ------------------
John C. Lewis.............  1996   $660,036   $      0                       $952,365       100,000        $    2,250
  Chairman of the Board     1995   $660,036   $120,000                       $      0           -0-        $  171,325
  and Chief Executive       1994   $660,036   $250,000                       $      0           -0-        $  210,635
  Officer
William F. Ferone.........  1996   $280,020   $ 62,700                       $ 98,183        27,000        $    2,250
  Vice President            1995   $250,016   $142,000                       $      0           -0-        $   77,590
                            1994   $238,056   $132,000                       $      0           -0-        $   74,849
Michael J. Poehner........  1996   $248,688   $ 93,500      $       0        $ 79,500        20,000        $    2,250
  President and Chief       1995   $200,044   $100,000      $       0        $      0           -0-        $    2,250
  Executive Officer, DMR    1994   $165,175   $103,544      $  27,733        $      0        10,000        $    2,250
  Consulting Group, Inc.
Bruce J. Ryan(3)..........  1996   $365,040   $      0      $ 143,321(4)     $217,830        33,000        $    2,250
  Executive Vice            1995   $325,000   $ 74,800      $ 114,459        $      0        10,000        $   87,076
  President, Chief          1994   $151,250   $130,000      $  41,422        $ 55,750        40,000        $   50,221
  Financial Officer &
  Corporate Secretary
David B. Wright...........  1996   $365,040   $      0      $       0        $217,830        33,000        $    2,250
  Executive Vice            1995   $325,000   $ 74,800      $  44,760        $      0        15,000        $   84,826
  President                 1994   $301,823   $280,000      $ 238,472        $      0           -0-        $  100,969
E. Joseph Zemke...........  1996   $172,313   $      0      $  38,100(5)     $440,430        40,000        $4,776,800
  former Chief              1995   $700,024   $202,000      $       0        $      0           -0-        $  212,168
  Executive Officer         1994   $644,361   $900,000      $       0        $695,000           -0-        $  265,107

---------------

(1) Restricted shares, subject to the Company's repurchase rights, were held by the following named executive officers with an aggregate value (closing price less consideration paid) as of December 27, 1996: Mr. Lewis, 79,700 shares, $1,012,190; Mr. Ferone, 12,350 shares, $156,845; Mr. Poehner, 10,000 shares, $127,000; Mr. Ryan, 33,400 shares, $424,180; and Mr. Wright, 28,400 shares, $360,680. Mr. Wright was awarded 5,000 shares in 1992 and Mr. Ryan was awarded 10,000 shares in 1994, on which the Company's repurchase rights will lapse in 20% increments over five years from the award date. In 1996 the following named executive officers were awarded restricted shares, on which the Company's repurchase rights will lapse in 25% increments over four years from the award date: Mr. Lewis, 79,700 shares; Mr. Ferone, 12,350 shares; Mr. Poehner, 10,000 shares; Mr. Ryan, 27,400 shares; and Mr. Wright, 27,400 shares. In 1996 Mr. Zemke was awarded 55,400 restricted shares, on which the Company's repurchase rights lapsed on November 1, 1996 pursuant to Mr. Zemke's separation agreement with the Company. Repurchase rights become exercisable by the Company upon an officer's termination of employment and allow the Company to repurchase, at the original purchase price paid by the officer, any restricted shares on which the repurchase rights have not yet lapsed. Shares subject to the Company's repurchase rights have the same dividend rights as all other Company stock.

(2) Amounts reported as All Other Compensation for 1996 include Company matching contributions to the Employee Savings Plan in the amount of $2,250 for each of the named executive officers. In 1996 no awards were allocated to the Short-Term Plan and the Long-Term Plan accounts maintained for each officer. For further information concerning the vesting and payout of accounts under both the Short-Term

    Plan and the Long-Term Plan, see "Employment Contracts and Termination of Employment Agreements." Amounts reported for Mr. Zemke are in accordance with his separation agreement with the Company and include the following:
    1996 Company matching contributions to the Employee Savings Plan: $2,250; accrued vacation: $17,618; executive health insurance costs paid in 1996:
    $8,644; estimated executive health insurance costs through age 65: $69,382; consulting fees paid in 1996: $39,236; aggregate consulting fees to be paid in 1997 and 1998: $80,780; separation pay for 1996: $916,154; separation pay for 1997 and 1998: $1,465,846; and Short-Term Plan and Long-Term Plan account balances paid in 1996: $2,176,890. For further information on Mr. Zemke's separation agreement with the Company see "Compensation Committee and Stock Plan Administration Committee Report on Executive Compensation."

(3) Mr. Ryan joined the Company as an executive officer on July 1, 1994.

(4) Other Annual Compensation reported for Mr. Ryan includes: (i) the principal amount of $50,000, which was forgiven in accordance with the terms of the note for his mortgage loan with the Company described in the section "Transactions with Executive Officers of the Company" (ii) the amount of $81,726 which was paid to Mr. Ryan to reimburse him for the loss on the sale of his home in Massachusetts; and (iii) other fringe benefits in the aggregate amount of $11,595.

(5) Other Annual Compensation reported for Mr. Zemke includes: (i) dental insurance coverage: $29,868; and (ii) other fringe benefits in the aggregate amount of $8,232.

STOCK OPTION GRANTS TO EXECUTIVE OFFICERS

     The following table contains information on stock option grants in 1996 to the named executive officers:

                      OPTION GRANTS IN LAST FISCAL YEAR(1)

                                                     INDIVIDUAL GRANTS                        POTENTIAL REALIZABLE
                                  --------------------------------------------------------      VALUE AT ASSUMED
                                  NUMBER OF     % OF TOTAL                                    ANNUAL RATES OF STOCK
                                  SECURITIES     OPTIONS                                       PRICE APPRECIATION
                                  UNDERLYING    GRANTED TO      EXERCISE OR                      FOR OPTION TERM
                                   OPTIONS     EMPLOYEES IN        BASE         EXPIRATION   -----------------------
              NAME                GRANTED(2)   FISCAL YEAR    PRICE ($/SH)(3)      DATE      5% ($)(4)    10% ($)(4)
--------------------------------  ----------   ------------   ---------------   ----------   ----------   ----------
John C. Lewis...................    100,000        2.83%         $ 12.1875       05/01/11    $1,314,944   $3,872,271
William F. Ferone...............     27,000         .76%         $  7.9375       02/06/11    $  231,228   $ 680,924
Michael J. Poehner..............     20,000         .57%         $  7.9375       02/06/11    $  171,280   $ 504,388
Bruce J. Ryan...................     33,000         .93%         $  7.9375       02/06/11    $  282,612   $ 832,240
David B. Wright.................     33,000         .93%         $  7.9375       02/06/11    $  282,612   $ 832,240
E. Joseph Zemke.................     40,000        1.13%         $  7.9375       03/13/98    $   32,544   $  66,675

---------------

(1) No stock appreciation rights have been granted to date.

(2) The options are exercisable in four equal annual installments over the optionee's period of service with the Company, measured from the grant date. Upon an acquisition of the Company by a merger or asset sale, each option becomes immediately and fully exercisable. See "Interests of Certain Persons in the Offer and the Merger." Each option has a maximum term of 15 years, subject to earlier termination in the event of the optionee's cessation of service with the Company. The Stock Plan Administration Committee has the discretion to accelerate any option in whole or in part in connection with the optionee's cessation of service. The committee may also grant stock appreciation rights with respect to one or more outstanding options. These rights will allow the holders to elect to exercise the option or to surrender it in exchange for cash or stock equal to the fair market value of the shares subject to the surrendered option less the option exercise price payable for those shares. To date no stock appreciation rights have been granted.

(3) The exercise price may be paid in cash, in shares of the Company's stock valued at fair market value on the exercise date or through a cashless exercise involving a same-day sale of the purchased shares. The Company may also finance an option exercise by loaning the optionee sufficient funds to pay the exercise price for the purchased shares and the federal and state income tax liability incurred in connection with the exercise. The optionee may apply a portion of the shares purchased under the option (or deliver existing shares of stock) in satisfaction of the tax liability.

(4) These columns reflect the potential realizable value of each grant assuming the market value of the Company's stock appreciates at 5% and 10% annually from the date of grant over the term of the option. There is no assurance that the actual stock price appreciation over the 15-year option term will be at the assumed 5% or 10% levels or at any other level. Unless the market price of the stock does in fact appreciate over the option term, no value will be realized from the option grants.

OPTION EXERCISES AND HOLDINGS OF EXECUTIVE OFFICERS

     The following table provides information on the exercise of options by the named executive officers during 1996 and unexercised options held by them at the end of the fiscal year:

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                   VALUES(1)

                                                                     NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                                    UNDERLYING UNEXERCISED       IN-THE-MONEY OPTIONS
                         SHARES ACQUIRED                               OPTIONS AT FY-END           AT FY-END ($)(3)
         NAME            ON EXERCISE (#)   VALUE REALIZED ($)(2)   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
-----------------------  ---------------   ---------------------   -------------------------   -------------------------
John C. Lewis..........       48,000             $ 207,000              327,000/156,000           $1,179,138/$405,050
William F. Ferone......          N/A                   N/A               91,400/ 61,850           $  711,050/$396,763
Michael J. Poehner.....          N/A                   N/A               18,400/ 33,000           $  117,100/$167,750
Bruce J. Ryan..........          N/A                   N/A               18,000/ 65,000           $  116,125/$334,625
David B. Wright........          N/A                   N/A               70,900/ 67,400           $  534,063/$347,075
E. Joseph Zemke........       52,800             $  94,950         364,000/ -0-                   $      1,656,125/$0

---------------

(1) No stock appreciation rights have been granted to date.

(2) Fair market value at time of exercise less exercise price.

(3) Fair market value at fiscal year end ($12.5625) less exercise price.

TRANSACTIONS WITH EXECUTIVE OFFICERS OF COMPANY

     The Company makes loans to executive officers through the Officer Loan Program for the acquisition of stock under the Company's stock plans or for the payment of tax obligations in connection with the acquisition of stock. These loans may not be outstanding for more than 120 months and bear interest at the applicable federal rate. Loans are secured by stock valued at 150% of the principal balance.

     In 1995 the Company extended a mortgage loan to Mr. Carabetta, secured by a second deed of trust on his primary residence, in the amount of $150,000. The loan bears interest at 6.83%, compounded annually, and the principal balance plus the accrued interest is due and payable on June 7, 2001, except to the extent previously forgiven or paid. Under the terms of the note (i) $25,000 of principal and the then accrued interest is forgiven on June 7 of each year, beginning in 1996, if Mr. Carabetta is not in default and the note has not been accelerated; (ii) the note may be accelerated if Mr. Carabetta's employment is terminated for any reason other than by agreement with the Company, if he fails to make a payment under the note, if he breaches the terms of the second deed of trust or if the property securing the loan is sold; (iii) the note will be accelerated in the event of Mr. Carabetta's bankruptcy; and (iv) the note will be forgiven in the event Mr. Carabetta's employment is terminated by agreement between Mr. Carabetta and the Company.

     In 1993 the Company extended to Mr. John C. Cavalier a loan for $400,000, for the purpose of assisting him with his relocation to Dallas, Texas, the headquarters of Antares Alliance Group ("Antares"), of which Mr. Cavalier was President and Chief Executive Officer. The note had an interest rate of 5.32%, compounded annually, and the principal balance plus accrued interest was payable on January 31, 2002, except to the extent previously forgiven or paid. Under the terms of the note (i) Mr. Cavalier was required to maintain a life insurance policy on his life naming the Company as a beneficiary and in an amount equal to the unpaid principal amount of the note; (ii) $25,000 plus one-half of the then accrued interest was forgiven on

January 31 of each year, beginning in 1995, if Mr. Cavalier was not in default and the note had not been accelerated; (iii) $25,000 plus one-half of the then accrued interest was payable on January 31 of each year, beginning in 1995, with up to one-half of Mr. Cavalier's bonus to be applied toward such payment; (iv) the note could have been accelerated if Mr. Cavalier was terminated for cause or for other reasons not involving a change in control of Antares or a change in the policies of the Company or Antares; and (v) the note would have been accelerated in the event of Mr. Cavalier's bankruptcy. On November 1, 1996 Mr. Cavalier terminated his employment with the Company at which time $156,190.21 of this loan was forgiven. The remaining $199,685.66 was forgiven on January 1, 1997.

     In 1995 the Company extended to Mr. Grodhaus a mortgage loan, secured by a second deed of trust on his primary residence, in the amount of $300,000. The loan bears interest at 6.31%, compounded annually, and the principal balance plus accrued interest is due and payable on October 9, 2003, except to the extent previously forgiven or paid. Under the terms of the note (i) one-half of the principal, plus the accrued interest thereon, will be paid in seven annual installments by Mr. Grodhaus on October 9 of each year beginning in 1997; (ii) one-half of the principal, plus the accrued interest thereon, will be forgiven in five annual installments on October 9 of each year beginning in 1997, if Mr. Grodhaus is not in default and the note has not been accelerated; (iii) the note may be accelerated if Mr. Grodhaus's employment is terminated for any reason, if he fails to make a payment under the note, if he breaches the terms of the second deed of trust or if the property securing the loan is sold; and (iv) the note will be accelerated in the event of Mr. Grodhaus's bankruptcy.

     In 1994 the Company extended to Mr. Ryan a mortgage loan, secured by a second deed of trust on his primary residence, in the amount of $300,000. The loan bears interest at 7.05%, compounded annually, and the principal balance plus accrued interest is due and payable on September 26, 2000, except to the extent previously forgiven or paid. Under the terms of the note (i) accrued interest is payable each quarter, commencing January 15, 1995; (ii) $50,000 of principal is forgiven on September 26 of each year, beginning in 1995, if Mr. Ryan is not in default and the note has not been accelerated; (iii) the note may be accelerated if Mr. Ryan's employment is terminated for any reason, if he fails to make a payment under the note, if he breaches the terms of the second deed of trust or if the property securing the loan is sold; and (iv) the note will be accelerated in the event of Mr. Ryan's bankruptcy.

     The Company has extended loans of more than $60,000 to the following individuals who were executive officers during the last fiscal year. Except for the loans to Messrs. Carabetta, Cavalier, Grodhaus and Ryan described above, the loans on the table below were extended under the Officer Loan Program:

                                                  MAXIMUM AMOUNT
                                                   OUTSTANDING
                                                      SINCE
                                                   DECEMBER 30,    AMOUNT OUTSTANDING
                            NAME                       1995         ON MARCH 3, 1997
            ------------------------------------  --------------   ------------------
            Michael R. Carabetta................   $ 160,415.75       $ 131,403.13
            John C. Cavalier....................   $ 380,283.84       $          0
            William F. Ferone...................   $  60,013.45       $  60,013.45
            Charles E. Fonner...................   $  67,276.33       $  67,276.33
            Gregory R. Grodhaus.................   $ 327,359.21       $ 327,359.21
            John C. Lewis.......................   $ 151,529.14       $ 151,529.14
            Anthony M. Pozos....................   $ 216,365.39       $ 216,365.39
            Bruce J. Ryan.......................   $ 270,187.22       $ 218,733.17
            David B. Wright.....................   $  86,047.53       $  86,047.53
            E. Joseph Zemke.....................   $ 453,300.64       $          0

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AGREEMENTS

     The Company currently has no employment contracts with any of its named executive officers. However, the Company has implemented the Short-Term Plan (approved by the stockholders in May 1995) and the Long-Term Plan, which provide benefits some of which are not payable until termination of employment. Under these plans executive officers and other key employees may receive incentive awards each year based upon the Company's progress in achieving long-term business objectives. The combined total aggregate annual award for the participants under these plans may not exceed 2% of the Company's consolidated pre-tax earnings for the year. Allocations to the Short-Term Plan are based upon each participant's compensation (salary and bonus) for the year, with vesting and payout to occur generally over four years beginning one year after the award date.

     The Long-Term Plan is a long-term income accumulation program designed to create a source of retirement income for each participant in the plan. The Compensation Committee determines the dollar amount of the retirement income target applicable to each participant and periodically adjusts that target as circumstances change. The annual award to the Long-Term Plan is allocated to each participant's long-term account in proportion to his or her share of the aggregate retirement income targets in effect for all participants at that time. Vesting in this account (including the individual retirement income target) will begin upon the latest to occur of (i) the participant's completion of ten years of service with the Company, (ii) the attainment of age 55 or (iii) the attainment of combined age and years of service totalling 70. At that time, the participant will initially vest in the portion of the long-term account equal to his or her years of service multiplied by 5% and will vest in an additional 5% upon completion of each additional year of service thereafter. The committee modified Mr. Ryan's account at the time he was hired so that it vests at the rate of 7.5% per year. No payments will be made from the participant's account until termination of service, and the payment at that time may be made either in a lump sum or in annual installments in accordance with the participant's prior election. Special vesting provisions will apply in the event the participant's service with the Company terminates by reason of death or disability. In addition, the participant may receive the entire balance credited to his or her long-term account upon termination of service in the event that such balance is less than the portion of the retirement income target in which the participant is vested at that time.

     No trust fund or other segregated account has been established as an actual funding vehicle for the payment of the participant's long-term account, and the account is simply a record entry upon the Company's books. Accordingly, each participant is a general creditor of the Company with respect to his or her unpaid account balance.

     When Mr. Ryan left his former employer to join the Company, he forfeited the right to substantial future retirement benefits from that employer. To compensate Mr. Ryan for the loss of those benefits, the Company committed to pay him $45,000 per year, for 20 years, commencing at age 65.

              COMPENSATION COMMITTEE AND STOCK PLAN ADMINISTRATION
                   COMMITTEE REPORT ON EXECUTIVE COMPENSATION

INTRODUCTION

     The Compensation Committee of the Board of Directors, which met 5 times in 1996, is responsible for the administration of the non-stock based compensation programs for the Company's executive officers. Until the appointment of the Stock Plan Administration Committee, the Compensation Committee also administered the Company's stock plans. The Stock Plan Administration Committee, which was appointed on November 1, 1996 and met once in 1996, assumed responsibility for the administration of the Company's stock plans. The compensation programs have been designed to ensure that compensation paid to executive officers is linked to both Company and individual performance. Accordingly, a substantial portion of the compensation paid to each executive officer is comprised of various components based upon individual achievement and Company performance, such as pre-tax profit, attainment of predetermined goals and the improvement in the market price of the Company's stock.

     The committees determined that the Compensation Principles adopted in 1994, as stated below, were still appropriate.

COMPENSATION PRINCIPLES

     The design and implementation of all executive compensation programs are based on a series of guiding principles derived from Company values, business strategy and management requirements. These principles may be summarized as follows:

     - Attract and retain key executives essential to the long-term success of the Company.

     - Reward executives for long-term corporate success by facilitating their ability to acquire an ownership interest in the Company.

     - Provide direct linkage between the compensation payable to executives and the Company's attainment of annual and long-term financial goals and targets.

     - Emphasize reward for performance at the individual, team and corporate level.

     Consistent with these principles, executive compensation consists of two components -- fixed compensation and variable compensation. Base salary, the fixed component, is set at a level which is competitive in the marketplace. Variable compensation consists of annual bonus and long-term incentives.

BASE SALARY

     Company performance plays a limited role in the determination of base salary. The base salary for each executive officer is based on several factors, including, importance of the function performed, the scope of responsibility and the salary levels in effect for comparable positions with the Company's principal competitors. The weight given to each of these factors may vary from individual to individual. In general, base salary is determined to be competitive with the base salary levels paid by a peer group of companies within the Company's industry which the Compensation Committee has identified for comparative compensation purposes. The base salary levels in effect for the Company's executive officers for the 1996 fiscal year ranged from the 50th percentile to the 75th percentile of the surveyed salaries for the peer group companies. Ten of the peer group companies are included in the Standard & Poor's Computer (Hardware) Index (the "S & P Index") which has been chosen as the Company's industry index for purposes of the Company stock price performance graph which follows this report. In selecting the peer group companies to survey for comparative compensation purposes, the Compensation Committee focused primarily on whether those companies were actually competitive with the Company in seeking executive talent, whether those companies had a management style and corporate culture similar to the Company's and whether similar positions existed within their corporate structure. For this reason, the number of companies surveyed for compensation data was less than the number of companies included in the S & P Index.

ANNUAL BONUS

     Annual bonuses for the 1996 fiscal year were calculated by the use of a structured formula that used the following components:

     - Company Financial Performance

     Each year the Board approves the pre-tax profit goals for the Company, and operating income and revenue goals for each line of business. The Company's performance against these goals is assessed by the Compensation Committee at the close of the year. The financial performance component of the annual bonus is based on the percent of the pre-tax profit goal achieved (or, for some executives, percent of the operating income or revenue goal achieved for a line of business). The award scale is nonlinear and provides the maximum award for above target performance while reducing the award for below target performance. The financial performance component is not paid if less than 75% of the goal is achieved, and the maximum bonus will be paid only if 125% or higher of the goal is achieved.

     The financial performance component of the CEO's bonus measures both Company pre-tax profit goal achievement and line of business revenue goal achievement. Pre-tax profit bonus may be equal to 2.6% of salary if 76% of the goal is achieved, 65% of salary at 100% goal achievement, and 97.5% of salary at 125% or higher goal achievement. Line of business revenue goal bonus may equal
 .8% of salary at 76% goal
achievement, 20% of salary at 100% goal achievement, and 30% of salary at 125% or higher goal achievement. For other executive officers, the financial performance component of bonus (Company pre-tax profit goals for some executives, line of business revenue goals for others) may be equal to 10% of salary at 75% goal achievement, 30% of salary at 100% goal achievement, and 60% of salary at 125% goal achievement.

     - Individual Performance

     Each executive officer's individual performance is measured against goals established for that individual in various areas, including leadership, planning, management and innovation. The weight assigned to each of these factors varies from individual to individual. The individual performance component of the CEO's annual bonus may be equal to 35% of salary at 100% goal achievement and may go up to a maximum of 52.5% of salary at higher than 100% goal achievement. This component for Executive Vice Presidents may be equal to 12% of salary at 100% goal achievement and may go up to a maximum of 24% of salary at higher than 100% goal achievement. For other executive officers this component may be equal to 10% of salary at 100% goal achievement, up to a maximum of 20% of salary at higher than 100% goal achievement.

     - Corporate Teamwork

     This component applies to executives other than the CEO. An assessment is made of the individual's contribution to the corporate team and contribution to future positioning of the Company. This component for Executive Vice Presidents may be equal to 12% of salary at 100% goal achievement and may go up to a maximum of 24% of salary at higher than 100% goal achievement. For other executive officers this component may range from 10% of salary at 100% goal achievement up to a maximum of 20% of salary at higher than 100% goal achievement.

LONG-TERM INCENTIVES

     Long-term incentives are provided primarily through annual option grants, as well as by supplemental option grants, restricted stock awards, and participation in an income accumulation program funded out of the Company's pre-tax profits. These incentives are intended to motivate the executive officer to improve long-term Company performance. All options currently outstanding were granted with an exercise price equal to the market price on the grant date and will be of no value unless the market price of the Company's common stock appreciates, thereby aligning a part of the executive officer's compensation with the return realized by stockholders.

     - Stock Options

     Stock option grants are designed to create meaningful stock ownership for key employees of the Company. The Stock Plan Administration Committee has general guidelines for granting options to executive officers, which target a fixed number of invested option shares based on an individual's current position with the Company, comparability with grants made to other Company executives and an individual's potential for growth within the Company, i.e., future responsibilities and possible promotions over the option term. These general guidelines determine a multiple of the individual's salary level which may be represented by the value of invested options. To maintain the targeted invested position, regular grants of options will normally be made. The guidelines and the granting of options within these guidelines are not normally based on Company performance. The committee does not always strictly adhere to these guidelines and will occasionally vary the size of the option grant as circumstances warrant.

     Each grant allows the executive officer to acquire shares of the Company's common stock at a fixed price per share (traditionally the fair market value on the grant date) over a specified period of time (up to fifteen years). The option generally vests in equal installments over a period of four years, contingent upon the executive officer's continued employment with the Company. Accordingly, the option will provide a return to the executive officer only if he or she remains employed by the Company through the vesting period and the market price of the underlying securities appreciates over the option term.

     - Restricted Stock

     Awards of restricted stock are not made by reference to formulas or guidelines but are provided solely at the Stock Plan Administration Committee's discretion. Restricted Stock is awarded under limited circum-stances, such as, to recognize a significant contribution to the Company's performance, to provide an incentive to achieve performance objectives or in connection with a significant promotion. The vesting schedules for restricted stock awards are tailored to meet the particular purposes of the awards, unlike the more uniform vesting schedules utilized for stock option grants.

EXECUTIVE INCENTIVE PERFORMANCE PLAN

     The Short-Term Plan and the Long-Term Plan, administered by the Compensation Committee, are designed to retain key executives and to provide retirement income for them through their participation in an income accumulation program determined in reference to the Company's pre-tax profits each year. The Short-Term Plan allows each executive officer to share in a portion of such pre-tax profits on the basis of his or her compensation for the year and provides for vesting and payout of the award in four equal annual installments beginning one year after the award. The Long-Term Plan serves as the vehicle to meet the specific retirement income target which the committee has established for each participant, and vesting in this benefit will occur as the age and years of service requirements of the plan are met.

     Actual allocations to the two plans will occur only if the Company's operations are profitable. No awards were made under these plans to any named executive officer for the 1996 fiscal year. See "Employment Contracts and Termination of Employment Agreements" for additional information about the plans.

CEO COMPENSATION

     In connection with his resignation as the Company's President and Chief Executive Officer and member of the Board of Directors on March 14, 1996, the Compensation Committee deemed it appropriate and in the best interests of the Company to enter into a formal severance agreement with Mr. Zemke that was consistent with his prior understanding. Accordingly, Mr. Zemke is to receive continuation payments totalling $2,382,000 at bi-weekly intervals over the two-year period beginning March 15, 1996 and is to receive an additional $5,000 per month of consulting fees over that two-year period. The Compensation Committee authorized the accelerated release of 139,400 shares of restricted stock held by Mr. Zemke at the time of his resignation, together with the immediate vesting of 138,000 invested stock option shares, also held by Mr. Zemke at the time of his resignation. All outstanding vested stock option shares, totalling 392,800 shares, held by Mr. Zemke at the time of his resignation will be exercisable through March 13, 1998. Mr. Zemke was fully vested in his account balance under the Long-Term Plan at the time of his resignation, and the Compensation Committee decided to immediately vest Mr. Zemke in all his outstanding accounts under the Short-Term Plan, and the entire balance under both of these plans ($2,176,890) was paid to Mr. Zemke in a lump sum on November 1, 1996. In addition, Mr. Zemke is to be provided with continued health coverage under the Company's executive officer medical/dental plan until his attainment of age 65 or (if earlier) his participation under another employer's health plan which provides substantially the same coverage. In return for these benefits, Mr. Zemke has agreed not to engage in any competitive activity with the Company for the two-year period coincidental with his salary and bonus continuation period and to render up to 10 hours of consulting services per month during that period. The severance agreement also contains mutual releases pursuant to which the Company and Mr. Zemke have released each other from any and all claims relating to Mr. Zemke's employment with the Company or the termination of that employment relationship. In summary, the Compensation Committee believes that the severance package resulted in a fair and amicable separation between the Company and Mr. Zemke and assured an orderly transition to Mr. Lewis' resumption of the office of President and Chief Executive Officer.

     In setting the compensation payable to Mr. Lewis in 1996, the Compensation Committee's goal was to provide a package which was competitive with other companies in the industry and which at the same time tied a significant percentage of his compensation to positive Company performance and stock price appreciation. In general, the factors utilized in determining Mr. Lewis's compensation were similar to those applied to the other executive officers in the manner described in the preceding paragraphs, although achievement of Company financial performance goals had a greater impact on his total compensation.

     In establishing Mr. Lewis's base salary, it was the committee's intent to provide him with a level of stability and certainty each year, and not to have this particular component of compensation affected to a significant degree by Company performance. His base salary for the 1996 fiscal year approximates the 50th percentile of reported base salaries for chief executive officers from the peer group.

     Based on Company results, Mr. Lewis was not paid an annual bonus for 1996.

     The long-term incentive component of Mr. Lewis's compensation consisted of a restricted stock award of 79,400 shares and a stock option grant of 100,000 shares, both of which will vest in 25% increments over four years from the date of grant. The award and the grant were made in connection with Mr. Lewis's resumption of the Chief Executive Officer position.

COMPLIANCE WITH INTERNAL REVENUE CODE SECTION 162(m)

     Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to publicly held companies for compensation exceeding $1 million paid to certain executive officers of such companies. The limitation applies only to compensation which is not considered to be performance-based. Stock options granted under the 1994 Stock Incentive Plan, which are not discounted, and compensation paid under the Short-Term Plan will qualify as performance-based compensation not subject to the $1 million limitation. For the present, the Compensation Committee has decided not to take any other action to limit or restructure the other elements of the compensation package payable to the Company's executive officers. The Compensation Committee will reconsider this decision in the future should the non-performance-based compensation of any executive officer significantly exceed $1 million.

                                          Members of the Compensation Committee
                                          and the Stock Plan Administration
                                          Committee:

                                          Walter B. Reinhold, Chairman
                                          George R. Packard
                                          J. Sidney Webb

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mr. Kazuto Kojima, a former director of the Company who resigned from the Board on July 29, 1997, was a member of the Compensation Committee in 1996. Mr. Kojima was an employee of the Parent when he served as a director of the Company and as a member of the Compensation Committee. Mr. Webb and Dr. Packard have entered into consulting agreements with Parent. See "Interests of Certain Persons in the Offer and the Merger" and Item 4 of the Schedule 14 D-9 to which this Information Statement is attached for a discussion of certain relationships between Messrs. Kojima and Webb, Dr. Packard and the Parent.

CERTAIN TRANSACTIONS

     See Item 4 of the Schedule 14 D-9 to which this Information Statement is attached for information regarding the Parent.

                        COMPANY STOCK PRICE PERFORMANCE

     The following graph shows a five-year comparison of cumulative total stockholder returns for the Company, the Standard & Poor's 500 Stock Index and the Standard & Poor's Computer (Hardware) Index from December 31, 1991 through December 31, 1996:

                COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*
      AMONG AMDAHL CORP., S&P 500 INDEX AND S&P COMPUTER (HARDWARE) INDEX

                                                                    S&P COMPUTER
      MEASUREMENT PERIOD                AMDAHL         S&P 500       (HARDWARE)
    (FISCAL YEAR COVERED)            CORPORATION        INDEX           INDEX
1991                                    100.00          100.00          100.00
1992                                        46             108              73
1993                                        39             118              76
1994                                        71             120              98
1995                                        55             165             131
1996                                        78             203             175

---------------
* $100 invested on December 31, 1991 in stock or index, including reinvestment of dividends.

     Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933, or the Securities Exchange Act of 1934 that might incorporate future filings made by the Company under those statutes, including this proxy statement, the preceding Compensation Committee and Stock Plan Administration Committee Report on Executive Compensation and Company Stock Price Performance graph shall not be incorporated by reference into any such filings; nor shall such report or graph be incorporated by reference into any future filings made by the Company under those statutes.

                         COMPLIANCE WITH SECTION 16(A)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

     The directors and executive officers of the Company, and holders of more than 10% of the Company's outstanding stock, are required under Section 16(a) of the Exchange Act to file forms which report their ownership of and transactions in the Company's securities with the SEC. They are also required to furnish copies of all reports they file to the Company.

     Based upon copies of the reports received by the Company, and written representations that no other reports were required to be filed, the Company believes that all reporting requirements for the fiscal year ended December 27, 1996 were met in a timely manner by its directors, executive officers and holders of more than 10% of the Company's stock, with the exception that Mr. Poehner's initial statement of ownership on Form 3 did not include a restricted stock award for 10,000 shares made to him the day prior to his appointment as an executive officer. He subsequently reported the award on a timely filed Form 5.

                                                                         ANNEX B

MORGAN STANLEY

                                                     MORGAN STANLEY & CO.
                                                     INCORPORATED
                                                     555 CALIFORNIA STREET
                                                     SAN FRANCISCO, CALIFORNIA
94104
                                                     (415) 576-2000

                                 July 30, 1997

Board of Directors
Amdahl Corporation
1250 East Arques Avenue
Sunnyvale, California 94088

Members of the Board:

     We understand that Amdahl Corporation (the "Company"), Fujitsu Limited ("Fujitsu") and Fujitsu International, Inc., a wholly owned subsidiary of Fujitsu ("Newco"), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated July 30, 1997 (the "Merger Agreement"), which provides, among other things, for (i) the commencement by Newco of a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $0.05 per share (the "Company Common Stock"), of the Company for $12.00 per share net to the seller in cash and (ii) the subsequent merger (the "Merger") of Newco with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of Fujitsu, and each outstanding share of the Company Common Stock, other than shares held in treasury or held by Fujitsu or any affiliate of Fujitsu or as to which dissenters' rights have been perfected, will be converted into the right to receive $12.00 per share in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement. We further understand that approximately 42% of the outstanding shares of the Company Common Stock is owned by Fujitsu and its affiliates.

     You have asked for our opinion as to whether the consideration to be received by the holders of shares of the Company Common Stock (other than Fujitsu and its affiliates) pursuant to the Merger Agreement is fair from a financial point of view to such holders.

     For purposes of the opinion set forth herein, we have:

          (i) reviewed certain publicly available financial statements and other business and financial information of the Company;

          (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

          (iii) reviewed certain financial forecasts prepared by the management of the Company;

          (iv) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

          (v) reviewed the reported prices and trading activity for the Company Common Stock;

          (vi) compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other comparable publicly traded companies and their securities;

          (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

          (viii) considered the financial payments, through short-term agreements and funding of certain expenses, provided by Fujitsu in recent quarters in excess of amounts Fujitsu is obligated to provide under existing contracts, and concluded, based on information provided to us by senior executives of the

     Company and representatives of Fujitsu, that the assumption that such payments will continue or increase may not be appropriate;

          (ix) participated in discussions and negotiations among representatives of the Company and Fujitsu and their financial and legal advisors:

          (x) reviewed the Merger Agreement and certain related documents; and

          (xi) performed such other analyses and considered such other factors as we have deemed appropriate.

     We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     We understand, based on information provided to us by senior executives of the Company and representatives of Fujitsu, that Fujitsu does not intend to sell its ownership interest in the Company to a third party, nor, as an alternative, is Fujitsu willing to support the "spin-off" or sale of one or more of the Company's principal lines of business. Accordingly, in arriving at our opinion, we did not solicit interest from any party with respect to the acquisition, business combination or other extraordinary transaction involving the Company or its assets, nor did we receive any indication of interest in such an acquisition from any party other than Fujitsu.

     We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, including a transaction fee, which is contingent upon the consummation of the purchase of shares pursuant to the Tender Offer and Merger. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for the Company and Fujitsu and have received fees for the rendering of these services.

     It is understood that this letter is for the information of the Board of Directors of the Company, except that this opinion may be included in its entirety in any filing made by the Company in respect of the transaction with the Securities and Exchange Commission. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the shareholders of the Company should accept the Tender Offer.

     Based upon and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of the Company Common Stock (other than Fujitsu and its affiliates) pursuant to the Merger Agreement is fair from a financial point of view to such holders.

                                          Very truly yours,

                                          MORGAN STANLEY & CO. INCORPORATED

                                       B-2